Filed pursuant to Rule 424(b)(3)
                                               Registration No. 333-333-55426



                                   PROSPECTUS

                              Sitestar Corporation



                       14,850,000 Shares of Common Stock



         The 14,850,000 shares of our common stock, $.001 par value, offered hereby are being offered from time to time by certain of our security holders. Our common stock trades on the Over-the-Counter Bulletin Board under the symbol "SYTE".




                  INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 7.

         The information in this prospectus is not complete and may be changed. The selling security holders identified in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this prospectus is a part, is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                              ---------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                   May 7, 2001

                               TABLE OF CONTENTS
                                                                          PAGE
                                                                          ----

Prospectus Summary.........................................................  3
Selected Consolidated Financial Data.......................................  5
Risk Factors...............................................................  7
Forward-Looking Statements................................................. 23
Use of Proceeds............................................................ 23
Price Range of Our Common Stock............................................ 23
Dividend Policy............................................................ 24
Capitalization............................................................. 25
Plan of Distribution....................................................... 25
Management's Discussion and Analysis of Financial Condition and
  Results of Operations.................................................... 27
Business................................................................... 32
Management................................................................. 57
Principal and Selling Security Holders..................................... 59
Description of Convertible Debentures...................................... 63
Certain Relationships and Related Transactions............................. 65
Description of Capital Stock............................................... 66
Transfer Agent and Registrar............................................... 67
Legal Matters.............................................................. 67
Experts.................................................................... 67
Where You Can Find More Information........................................ 68
Index to Financial Statements.............................................. 69

                               PROSPECTUS SUMMARY

The following summary is qualified in its entirety by detailed information appearing elsewhere in this prospectus. Each prospective investor is urged to read this prospectus, and the attached Exhibits, in their entirety.

                                  The Company

               We operate a diverse line of Internet-related businesses designed to deliver a variety of on-line solutions to small to medium sized businesses and to residential consumers. We intend to expand our existing lines through internal growth and the acquisition of related businesses and to further diversify our lines by acquiring and investing in other emerging Internet-based businesses. Our strategy is to integrate these businesses into a collaborative network that leverages our collective knowledge and resources.

Our present businesses include:

        INTERNET ACCESS

               We offer dial-up and private Internet access services to residential subscribers and businesses. Our services include comprehensive technical assistance, large modem banks for rapid access and high-speed connectivity. We presently target customers within secondary markets outside of major metropolitan areas because we believe these markets are under-served by the larger, national Internet service providers. Substantially all of our present customers are in the mid-Atlantic region due to our acquisition in December 1999 of Neocom Microspecialists, Inc.

        WEB DEVELOPMENT

          We offer a variety of services which enable our customers to implement their Internet goals. Our services include: (1) website design, (2) web hosting on equipment owned and administered by us, (3) co-location services for customers who prefer access to their servers but require the reliability, security and performance of our on-site facilities, (4) the design of banner advertisements and consulting as to how and where to place banner advertisements; and (5) advising clients how to position their websites to improve placement in various Internet search engines.

        E-COMMERCE SERVICES

        --- Internet E-Commerce---

          We design and operate customized online "storefronts" for businesses to enable them to offer and sell merchandise over the Internet. Our e-commerce services include secure online payment processing, technical support and installation of additional e-mail accounts. We presently operate three e-commerce websites:(1) Greattools.com, which offers specialty tool products for light to heavy industrial applications; (2) Holland-American.com, which offers imported and domestic specialty gourmet foods; and (3) Soccersite.com, which offers soccer-related merchandise and apparel. We derive revenues from these sites from commissions on the sales of merchandise. All products are shipped directly from the fulfillment center.

        --- Portals and Community Web Sites ---

          We are also actively seeking to develop innovative ways for consumers to interact effectively through the Internet. We design and offer customized packages which include the ability to change advertisements quickly and frequently, to conduct advertising test campaigns with rapid result delivery and to track daily usage statistics. The Company has developed and will continue to develop software that provides the ability to target ads based on demographics and usage patterns.

        --- Value Added Content ---

          We develop content that provides the ability to target specific demographics. We will also continue to pursue innovative niche oriented value-added content in segments we believe are underdeveloped and under-served. We are actively seeking opportunities to develop innovative ways for consumers to retrieve and access information effectively through the Internet.

        We have engaged in our current business strategy since July 1999. While we are actively seeking acquisition and investment opportunities, we cannot assure you that we complete any additional acquisitions or that our strategy will be successful.

                                  The Offering.

                             SHARES OF COMMON STOCK
                           OFFERED IN THIS PROSPECTUS


COMMON STOCK TO BE SOLD
BY SELLING STOCKHOLDERS  ................................14,850,000 shares



TOTAL SHARES OF COMMON STOCK
TO BE OUTSTANDING
AFTER THE OFFERING        ...............................76,875,158 shares



USE OF PROCEEDS BY THE COMPANY.......................... The Company will not receive any proceeds
                                                         from the sale of common
                                                         stock by the selling
                                                         stockholders


OVER-THE-COUNTER BULLETIN BOARD SYMBOL.................  SYTE




                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following selected historical financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, related notes and other financial information included elsewhere in this prospectus. The consolidated statements of operations data for the fiscal years ended December 31, 1999 and 1998 and the period from June 1, 1997 (inception) to December 31, 1997, and the consolidated balance sheets data as of December 31, 1999, 1998 and 1997, are derived from our consolidated financial statements which have been audited by Merdinger Fruchter Rosen & Corso, P.C. and are included in this prospectus.

        The selected data presented below for the nine month periods ended September 30, 2000 and 1999 are derived from the unaudited statements of our company included elsewhere in this prospectus. Historical results are not necessarily indicative of future results.

                                             JUNE 1, 1997                      FISCAL YEAR ENDED
                                            (INCEPTION) TO                       DECEMBER 31,
                                            SEPTEMBER 30,   ----------------------------------------------
                                                1997             1998           1999               2000
                                            -------------   -------------   -------------      -----------
CONSOLIDATED STATEMENTS OF OPERATIONS
 DATA:

Net sales................................   $       -       $     -         $    223,749       $ 1,934,637
Cost of sales............................           -             -              124,859           955,592
                                            -------------   -------------   -------------      -----------
     Gross profit........................           -             -               98,890           979,045
Operating expenses:
     General and administrative..........                        370,650       3,217,247         3,870,022
     Loss From Operations of Business
       Transferred Under Contractual
       Obligation........................        194,069         113,844         239,653            42,233
       Write down of intangible assets                                                           1,860,000
                                            -------------   -------------   -------------      -----------
       Total operating expenses..........        194,069         484,494       3,456,900         5,772,255
                                            -------------   -------------   -------------      -----------
       Operating loss....................        194,069        (484,494)     (3,358,010)       (4,793,210)
Other (expense) income net...............           -              -             (13,679)         (448,277)
                                            -------------   -------------   -------------      -----------
       Net loss..........................   $   (194,069)   $   (484,494)   $ (3,371,689)      $(5,241,487)
                                            =============   =============   =============      ===========
       Net loss attributable to
         common shares...................   $   (194,069)   $   (484,494)   $ (3,371,689)      $(5,241,487)
                                            =============   =============   =============      ===========

Basic and diluted net loss per
 common share............................   $      (0.01)   $      (0.03)   $      (0.18)      $     (0.20)
                                            =============   =============   =============      ===========
Weighted average common
 shares used in determining
 net loss per share......................     16,740,000      17,081,430      18,932,268        26,526,529
                                            =============   =============   =============      ===========


                                                                                   AT DECEMBER 31,
                                                                  -----------------------------------------------
                                                                  1997           1998          1999          2000
                                                                  ----           ----          ----          ----
CONSOLIDATED BALANCE SHEETS DATA:
 Cash and cash equivalents................................     $    59,306    $   -        $    45,328   $  289,294
 Working capital (deficiency).............................         430,851     (266,063)      (860,227)    (463,295)
 Total assets.............................................       1,126,534      902,311      6,888,733    5,434,993
 Long-term debt...........................................            -           -            606,887      502,846
 Total stockholders' equity (deficiency)..................         433,731     (122,420)     4,252,065    3,238,170

                                  RISK FACTORS

         An investment in our common stock involves a high degree of risk. You should consider the following factors carefully before deciding to purchase any shares of our common stock.

WE HAVE A LIMITED OPERATING HISTORY UPON WHICH YOU MAY EVALUATE US

     Our new corporate philosophy was formulated in July 1999. Although we have grown significantly since then, we have a limited operating history upon which you may evaluate our business and prospects. We and our wholly owned operating companies are among the many companies that have entered into the emerging e-commerce market. All of our operating companies are in the early stages of their development. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by companies in an early stage of development, particularly companies in the new and rapidly evolving e-commerce markets. If we are unable to effectively allocate our resources and help grow existing operating companies, our stock price may be adversely affected and we may be unable to execute our strategy of developing a collaborative network of operating companies.

A HIGH PERCENTAGE OF OUR ASSETS ARE INTANGIBLE ASSETS

     The change in our corporate focus from a food holding company to an Internet holding company has resulted in a dramatic change in the composition of our assets and expenses. The intangible assets recorded in connection with recent acquisitions represent approximately % of our total assets and approximately 134% of our stockholders' equity at September 30, 2000. The amortization of these intangible assets likely will be the largest single expense item in our statement of operations. This material concentration of intangible assets increases the risk of a large charge to earnings in the event that the recoverability of these intangible assets is impaired.


OUR BUSINESS DEPENDS UPON THE PERFORMANCE OF OUR OPERATING DIVISIONS, WHICH IS UNCERTAIN.

      Economic, governmental, industry and internal company factors outside our control affect each of our operating companies. If our operating companies do not succeed, the value of our assets will decline. The material risks relating to our operating divisions include:

     o lack of the widespread commercial use of the Internet, which may prevent our operating divisions from succeeding; and

     o intensifying competition for the products and services our operating divisions offer, which could lead to the failure of some of our operating divisions.

     The other material risks relating to our operating divisions are more fully described below under "Risks Particular to Our Operating Divisions."

OUR BUSINESS MODEL IS UNPROVEN.

     Our strategy is based on an unproven business model. Our operating strategy is to integrate our operating divisions and future Internet portfolio investments into a collaborative network that leverages our collective knowledge and resources.

     We will actively explore synergistic opportunities such as cross marketing efforts within our operating divisions and investments to further leverage our resources. Our business model depends on our ability to share information within our network of operating divisions. If competition develops among our operating companies and portfolio investments, we may be unable to fully benefit from the sharing of information within our network of operating companies. If we cannot convince companies of the value of our business model, our ability to attract new companies will be adversely affected and our strategy of building a collaborative network may not succeed.


WE MAY HAVE TO TAKE CERTAIN ACTIONS TO AVOID REGISTRATION UNDER THE INVESTMENT COMPANY ACT OF 1940.

     We believe that we are actively engaged in the business of e-commerce through our network of operating companies. However, due to a significant possibility that many of our future operating companies may not be majority-owned subsidiaries, changes in the value of our interests in our operating assets and the income/loss and revenue attributable to our operating assets could require us to register as an investment company under the Investment Company Act unless we take action to avoid being required to register. For example, we may be unable to sell minority interests we would otherwise want to sell and may need to sell some assets which are not considered to be investment securities, including interests in operating divisions. We may also have to ensure that we retain at least a 25% ownership interest in our operating companies after their initial public offerings. In addition, we may have to acquire additional income or loss-generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire would be important to our strategy. It is not feasible for us to register as an investment company because the Investment Company Act regulations are inconsistent with our strategy of actively managing, operating and promoting collaboration among our network of operating divisions.

FLUCTUATIONS IN OUR QUARTERLY RESULTS MAY ADVERSELY AFFECT OUR STOCK PRICE

      We expect that our quarterly results will fluctuate significantly due to many factors, including:

     *    the operating results of our operating divisions;

     * changes in equity losses or income and amortization of goodwill related to the acquisition or divestiture of interests in operating divisions;

     * changes in our methods of accounting for our operating company interests, which may result from changes in our ownership percentages of our operating divisions;

     * sales of equity securities by our operating companies, which could cause us to recognize gains or losses under applicable accounting rules;

     * the pace of development or a decline in growth of the e-commerce market;

     * intense competition from other potential acquirors of B2B e-commerce companies, which could increase our cost of acquiring interests in additional companies, and competition for the goods and services offered by our operating divisions; and

     * our ability to effectively manage our growth and the growth of our operating companies during the anticipated rapid growth of the e-commerce market.

     Additionally, if our operating results in one or more quarters do not meet securities analysts' or your expectations, the price of our common stock could decrease.


OUR SUCCESS IS  DEPENDENT  ON OUR KEY  PERSONNEL

     We believe that our success will depend on continued employment by us and our operating divisions of senior management and key technical personnel. If one or more members of our senior management or our operating companies' senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted. Although, our management team has had their own successes in other industries, our senior management team has limited experience in the Internet industry.

     As of December 31, 2000, all of our executive management personnel have worked for us for over one year. However, management of our Neocom and Lynchburg subsidiary have operated that Company for several years. Our efficiency may be limited while these employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us and our operating divisions.

     The success of some of our operating divisions also depends on their having highly trained technical and marketing personnel. Our operating divisions will need to continue to hire additional personnel as their businesses grow. A shortage in the number of trained technical and marketing personnel could limit the ability of our operating companies to increase sales of their existing products and services and launch new product offerings.


OUR EXPENSES WILL INCREASE AS WE GROW OUR BUSINESS

     Our expenses will increase as we build an infrastructure to implement our business model. For example, we expect to hire additional employees, expand information technology systems and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:

     *    broaden our operating company support capabilities;

     *    explore acquisition  opportunities and alliances with other companies;
          and

     *    facilitate business arrangements among our operating companies.


OUR OPERATING DIVISIONS ARE GROWING RAPIDLY AND WE MAY HAVE DIFFICULTY ASSISTING THEM IN MANAGING THEIR GROWTH.

     Our operating divisions have grown, and we plan for them to continue to grow, rapidly by adding new products and services and hiring new employees. This growth is likely to place significant strain on their resources and on the resources we allocate to assist our operating companies. In addition, our management may be unable to convince future operating companies we acquire a minority interest to adopt our ideas for effectively and successfully managing their growth.

     We may compete with some of our future investors and shareholders and operating companies, and our operating companies may compete with each other. Our current and future operating companies and future Internet portfolio investments may overlap in their geographic coverage. One of our operating division or future portfolio investments may possibly compete for the same customers in the same geographic region. In addition, our current and future shareholders may compete with us in terms of their own Internet portfolio investments and other internet-related acquisitions. Some of our current or future shareholders may engage in their own investment activities which may directly compete with our own acquisition and investment parameters.

WE FACE COMPETITION FROM OTHER POTENTIAL ACQUIRERS OF E-COMMERCE COMPANIES.

     In our attempts to acquire e-commerce companies, we face competition from other capital providers including publicly-traded Internet companies, venture capital companies and large corporations. Many of these competitors have greater financial resources and brand name recognition than we do. These competitors may limit our opportunity to acquire interests in new operating companies. If we cannot acquire interests in attractive companies, our strategy to build a collaborative network of operating companies may not succeed.


OUR SUCCESS COULD BE IMPAIRED BY VALUATIONS PLACED ON INTERNET-RELATED COMPANIES BY THE FINANCIAL MARKETPLACE

     Our strategy involves creating value for our shareholders by helping our operating companies grow and access the capital markets. We are therefore dependent on the market for Internet-related companies in general and for public offerings of those companies in particular. To date, there have been a substantial number of Internet-related initial public offerings and additional offerings are expected to be made in the future. If the market for Internet-related companies and initial public offerings were to weaken for an extended period of time, the ability of our operating companies to grow and access the capital markets will be impaired, and we may need to provide additional capital to our operating companies.


WE MAY BE UNABLE TO OBTAIN MAXIMUM VALUE FOR OUR OPERATING COMPANY INTERESTS.

     We have significant positions in our operating divisions. While we generally do not anticipate selling our interests in our operating divisions, if we were to divest all or part of them, we may not receive maximum value for these positions. For future operating companies with publicly-traded stock, we may be unable to sell our interest at then-quoted market prices. Furthermore, for those operating companies that do not have publicly-traded stock, the realizable value of our interests may ultimately prove to be lower than the carrying value currently reflected in our consolidated financial statements.

                   RISKS INHERENT TO OUR ACQUISITION STRATEGY

     We have in the past, and intend to in the future, to expand through the acquisition of businesses, technologies, products and services, such as the recent acquisitions of Neocom and Lynchburg.net. Acquisitions may result in the potentially dilutive issuances of equity securities, the incurrence of additional debt, development costs and the amortization of goodwill and other intangible assets. Further, acquisitions involve a number of special problems, including difficulty integrating technologies, operations and personnel and diversion of management attention in connection with both negotiating the acquisitions and integrating the assets. There can be no assurance that we will be successful in addressing such problems. In addition, growth associated with numerous acquisitions places significant strain on our managerial and operational resources. Our future operating results will depend to a significant degree on our ability to successfully manage growth and integrate acquisitions. Furthermore, many of our operating companies are early-stage companies, with limited operating histories and limited or no revenues; there can be no assurance that we will be successful in developing such companies.


UNCERTAINTIES ASSOCIATED WITH SELLING ASSETS

     A significant element of our business plan involves selling, in public or private offerings, portions of the companies we have acquired and developed. Our ability to engage in any such transactions, the timing of such transactions and the amount of proceeds from such transactions are dependent on market and other conditions largely beyond our control. Accordingly, there can be no assurance that we will be able to engage in such transactions in the future or that when we are able to engage in such transactions they will be at favorable prices. If we were unable to liquidate portions of our portfolio companies at favorable prices, our business, financial condition and results of operations would be adversely affected.


UNCERTAINTIES OF THE RECOVERABILITY OF INTANGIBLE ASSETS

     As a result of our change in corporate focus from a food holding company to an Internet holding company, the composition of our assets and expenses have dramatically changed. With the recent acquisitions of Internet companies, the intangible assets purchased as a result of these acquisitions represent approximately 77% of our total assets and approximately 115% of our stockholders' equity. Further amortization of these intangible assets will be the largest single expense item in our statement of operations. If we are unable to recover the costs of these intangible assets, our financial performance may be negatively impacted in the coming periods, through a write down or write off of these intangible assets.

WE MAY NOT HAVE OPPORTUNITIES TO ACQUIRE INTERESTS IN ADDITIONAL COMPANIES.

     We may be unable to identify companies that complement our strategy, and even if we identify a company that complements our strategy, we may be unable to acquire an interest in the company for many reasons, including:

     * failure to agree on the terms of the acquisition, such as the amount or price of our acquired interest;

     *    incompatibility between us and management of the company;

     *    competition from other acquirers of e-commerce companies;

     *    a lack of capital to acquire an interest in the company; and

     *    the unwillingness of the company to operate with us.

     If we cannot acquire interests in attractive companies, our strategy to build a collaborative network of operating divisions may not succeed.


OUR RESOURCES AND OUR ABILITY TO MANAGE NEWLY ACQUIRED OPERATING COMPANIES MAY BE STRAINED AS WE ACQUIRE MORE AND LARGER INTERESTS IN E-COMMERCE COMPANIES.

     We have acquired, and plan to continue to acquire, significant interests in both Business to Consumer and Business to Business e-commerce companies that complement our business strategy. In the future, we may acquire smaller percentages in companies than we have in the past, or we may seek to acquire 100% ownership of companies as we have done in our initial stages of development. Larger acquisitions may place significantly greater strain on our resources, ability to manage such companies and ability to integrate them into our collaborative network. Future acquisitions are subject to the following risks:

     * Our acquisitions may cause a disruption in our ongoing support of our operating companies, distract our management and other resources and make it difficult to maintain our standards, controls and procedures.

     * We may acquire interests in companies in e-commerce markets in which we have little experience.

     * We may not be able to facilitate collaboration between our operating companies and new companies that we acquire.

     * To fund future acquisitions we may be required to incur debt or issue equity securities, which may be dilutive to existing shareholders.

                  RISKS PARTICULAR TO OUR OPERATING DIVISIONS

     We and our operating divisions' result of operations, and accordingly the price of our common stock, may be adversely affected by the following factors:

     * lack of acceptance of the Internet as an advertising or electronic commerce medium;

     * inability to develop a large base of users of its Web sites who possess demographic characteristics attractive to advertisers;

     *    lower advertising rates;

     *    slow development of the e-commerce market;

     *    lack of acceptance of its Internet content;

     *    loss of key content providers;

     *    intense competition;

     *    loss of key personnel; and

     *    inability to manage growth.

THE SUCCESS OF OUR OPERATING DIVISIONS DEPENDS ON THE DEVELOPMENT OF THE E-COMMERCE MARKET, WHICH IS UNCERTAIN.

     All of our operating divisions rely on the Internet for the success of their businesses. The development of the e-commerce market is in its early stages. If widespread commercial use of the Internet does not develop, or if the Internet does not develop as an effective medium for the provision of products and services, our operating divisions may not succeed.

     Our  long-term   success   depends  on  widespread   market-acceptance   of
e-commerce. A number of factors could prevent such acceptance, including the following:

     * the unwillingness of businesses to shift from traditional processes to e-commerce processes;

     * the necessary network infrastructure for substantial growth in usage of e-commerce may not be adequately developed;

     * increased government regulation or taxation may adversely affect the viability of e-commerce;

     * insufficient availability of telecommunication services or changes in telecommunication services could result in slower response times for the users of e-commerce; and

     * concern and adverse publicity about the security of e-commerce transactions.


OUR OPERATING DIVISIONS MAY FAIL IF THEIR COMPETITORS PROVIDE SUPERIOR INTERNET-RELATED OFFERINGS OR CONTINUE TO HAVE GREATER RESOURCES THAN OUR OPERATING COMPANIES HAVE.

     Competition for Internet products and services is intense. As the market for e-commerce grows, we expect that competition will intensify. Barriers to entry are minimal, and competitors can offer products and services at a relatively low cost. Our operating divisions compete for a share of a customer's:

     * purchasing budget for services, materials and supplies with other online providers and traditional distribution channels;

     * dollars spent on consulting services with many established information systems and management consulting firms; and

     * advertising budget with online services and traditional off-line media, such as print and trade associations.

     In addition, some of our operating divisions compete to attract and retain a critical mass of buyers and sellers. Several companies offer competitive solutions that compete with one or more of our operating companies. We expect that additional companies will offer competing solutions on a stand-alone or combined basis in the future. Furthermore, our operating divisions' competitors may develop Internet products or services that are superior to, or have greater market acceptance than, the solutions offered by our operating divisions. If our operating companies are unable to compete successfully against their competitors, our operating divisions may fail.

     Many of our operating divisions' competitors have greater brand recognition and greater financial, marketing and other resources than our operating companies. This may place our operating divisions at a disadvantage in responding to their competitors' pricing strategies, technological advances, advertising campaigns, strategic partnerships and other initiatives.


DEPENDENCE ON VENDOR RELATIONSHIPS

     Our operating divisions are currently, and expect to be in the future, dependent on a number of vendor relationships. These relationships include arrangements relating to the creation of traffic on our affiliated Web sites and resulting generation of advertising and commerce-related revenue. The termination of, or the failure of such Sitestar-affiliated Web sites to renew on reasonable terms, such relationships, could have an adverse effect on our business, results of operations and financial condition. Our operating divisions also are generally dependent on other vendor relationships with advertisers, sponsors and partners. Most of these arrangements do not require future minimum commitments to use our services, are often not exclusive and are often short-term or may be terminated at the convenience of the other party. There can be no assurance that these vendors will not reassess their commitment to our operating companies at any time in the future, or that they will not develop their own competitive services or products. Further, there can be no assurance that the services of these companies will achieve market acceptance or commercial success and therefore there can be no assurance that our existing relationships will result in sustained or successful business partnerships or significant revenues for us.

SOME OF OUR OPERATING DIVISIONS MAY BE UNABLE TO PROTECT THEIR PROPRIETARY RIGHTS AND MAY INFRINGE ON THE PROPRIETARY RIGHTS OF OTHERS.

     Proprietary rights, particularly in the form of copyrights, are important to the success and competitive position of many of our operating companies. Although we seek aggressively to protect our proprietary rights, our actions may be inadequate to protect any trademarks, copyrights and other proprietary rights. In addition, effective copyright and trademark protection may be unenforceable or limited in certain countries, and the global nature of the Internet makes it impractical for us to control the dissemination of our work and use of our services. We also license content from third parties and it is possible that we could become subject to infringement actions based upon the content licensed from those third parties. We generally obtain representations as to the origin and ownership of such licensed content and attempt to receive indemnification agreements from third party licensors for this type of liability; however, this may not adequately protect us in certain circumstances. Any of these claims, with or without merit, could subject us to costly litigation and the diversion of our technical and management personnel. If we incur costly litigation and our personnel are not effectively deployed, our expenses and losses will increase and our profits, if any, will decrease.


SOURCE OF SUPPLY FOR GREATTOOLS.COM.

     Since 1999, Greattools.com has been operating pursuant to an oral agreement with Global Sourcing Group, a power tool wholesaler located in Thousand Oaks, California, which supplies 100% of the products sold by the Company in its Web site. While we anticipate that we will continue operating under the oral agreement, we intend to enter into a written exclusive fulfillment agreement with Global Sourcing Group as soon as it is practicable. We intend to enter into this fulfillment arrangement to insure that Global Sourcing Group will continue to source all of the company's products.

     Gateway Holdings, Inc. the private equity fund managed by our Chairman Frederick T. Manlunas beneficially owns and controls 14.6% of the total outstanding shares of Global Sourcing Group. We rely on Mr. Manlunas' relationship with Global Sourcing Group for its Greattools.com's fulfillment needs.

SOURCE OF SUPPLY FOR HOLLAND-AMERICAN.COM.

     Since September 1999, Holland-American.com has been operating pursuant to an oral agreement with Holland American International Specialties, a specialty foods wholesaler and retailer located in Bellflower, California, which supplies 100% of the products sold by Holland-American.com in its Web site. While we anticipate that we will continue operating under the oral agreement, we intend to enter into a written exclusive fulfillment agreement with Holland American International Specialties as soon as it's practicable. We intend to enter into this fulfillment arrangement to assure it could continue to source all of its products.

     IFCO Group,  LLC,  whose  members  consist of certain of our  shareholders, including Frederick T. Manlunas, owns Holland American International Specialties. Our Chairman of the Board, Mr. Manlunas, beneficially owns and controls 32.75% of the total outstanding membership interest of IFCO Group, LLC.


OUR OPERATING DIVISIONS THAT PUBLISH OR DISTRIBUTE CONTENT OVER THE INTERNET MAY
 SUBJECT US TO LEGAL LIABILITY.

     We may be subject to legal claims relating to the content on our Web sites, or the downloading and distribution of this content. Claims could involve matters such as defamation, invasion of privacy and copyright infringement. Providers of Internet products and services have been sued in the past, sometimes successfully, based on the content of material. In addition, some of the content provided by our operating divisions on their Web sites is drawn from data compiled by other parties, including governmental and commercial sources, and our operating divisions re-enter the data. This data may have errors. If any of our Web site content is improperly used or if any of our operating divisions supply incorrect information, it could result in unexpected liability. We may not have insurance to cover these claims or our insurance may not provide sufficient coverage. If our operating divisions incur substantial cost because of this type of unexpected liability, their expenses will increase and their profits, if any, will decrease.


OUR OPERATING DIVISIONS' COMPUTER AND COMMUNICATIONS SYSTEMS MAY FAIL, WHICH MAY DISCOURAGE CONTENT PROVIDERS FROM USING OUR OPERATING DIVISIONS' SYSTEMS.

     All of our operating divisions' businesses depend on the efficient and uninterrupted operation of their computer and communications hardware systems. Any system interruptions that cause our Web sites to be unavailable to Web browsers may reduce the attractiveness of our Web sites to third party content providers. If third party content providers are unwilling to use our Web sites, our business, financial condition and operating results could be adversely affected. Interruptions could result from natural disasters as well as power loss, telecommunications failure and similar events.

OUR BUSINESSES MAY BE DISRUPTED IF WE ARE UNABLE TO UPGRADE OUR SYSTEMS TO MEET INCREASED DEMAND.

     Capacity limits on some of our operating divisions' technology, transaction processing systems and network hardware and software may be difficult to project and they may not be able to expand and upgrade their systems to meet increased use.

     As traffic on our Web sites continues to increase, we must expand and upgrade their technology, transaction processing systems and network hardware and software. Our operating divisions may be unable to accurately project the rate of increase in use of our Web sites. In addition, our operating divisions may not be able to expand and upgrade their systems and network hardware and software capabilities to accommodate increased use of their Web sites. If our operating divisions are unable to appropriately upgrade their systems and network hardware and software, the operations and processes of our operating divisions may be disrupted.


WE MAY NOT BE ABLE TO ATTRACT A LOYAL BASE OF USERS TO OUR WEB SITES.

     While content is important to all our Web sites, our operating divisions are particularly dependent on content to attract business. Our success depends upon their ability to deliver compelling Internet content to their targeted users. If our operating divisions are unable to develop Internet content that attracts a loyal user base, the revenues and profitability of our operating divisions could be impaired. Internet users can freely navigate and instantly switch among a large number of Web sites. Many of these Web sites offer original content. Thus, our operating divisions may have difficulty distinguishing the content on their Web sites to attract a loyal base of users.


WE MAY BE UNABLE TO ACQUIRE OR MAINTAIN EASILY IDENTIFIABLE WEB SITE ADDRESSES OR PREVENT THIRD PARTIES FROM ACQUIRING WEB SITE ADDRESSES SIMILAR TO OURS.

     Some of our operating divisions hold various Web site addresses relating to our brands. These operating divisions may not be able to prevent third parties from acquiring Web site addresses that are similar to their addresses, which could adversely affect the use by businesses of our Web sites. In these instances, our operating divisions may not grow as we expect. The acquisition and maintenance of Web site addresses generally is regulated by governmental agencies and their designees. The regulation of Web site addresses in the United States and in foreign countries is subject to change. As a result, our operating divisions may not be able to acquire or maintain relevant Web site addresses in all countries where they conduct business. Furthermore, the relationship between regulations governing such addresses and laws protecting trademarks is unclear.

SOME OF OUR OPERATING DIVISIONS ARE DEPENDENT ON BARTER TRANSACTIONS THAT DO NOT GENERATE CASH REVENUE.

     Our operating divisions may enter into barter transactions in which they provide advertising for other Internet companies in exchange for advertising for the operating division. In a barter transaction the operating division will reflect the sales of the advertising received as an expense and the value of the advertising provided, in an equal amount, as revenue. However, barter transactions also do not generate cash revenue, which may adversely affect the cash flows of some of our operating division. Limited cash flows may adversely affect a operating company's ability to expand its operations and satisfy its liabilities.



                     RISKS RELATING TO THE INTERNET INDUSTRY

CONCERNS REGARDING SECURITY OF TRANSACTIONS AND TRANSMITTING CONFIDENTIAL INFORMATION OVER THE INTERNET MAY HAVE AN ADVERSE IMPACT ON OUR BUSINESS.

     We believe that concern regarding the security of confidential information transmitted over the Internet prevents many potential customers from engaging in online transactions. If our operating divisions that depend on such transactions do not add sufficient security features to their future product releases, our products may not gain market acceptance or there may be additional legal exposure to them.

     Despite the measures some of our operating divisions have taken, the infrastructure of each of them is potentially vulnerable to physical or electronic break-ins, viruses or similar problems. If a person circumvents the security measures imposed by any one of our operating divisions, he or she could misappropriate proprietary information or cause interruption in operations of the operating company. Security breaches that result in access to confidential information could damage the reputation of any one of our operating companies and expose the operating company affected to a risk of loss or liability. Some of our operating companies may be required to make significant investments and efforts to protect against or remedy security breaches. Additionally, as e-commerce becomes more widespread, our operating companies' customers will become more concerned about security. If our operating companies are unable to adequately address these concerns, they may be unable to sell their goods and services.

RAPID TECHNOLOGICAL CHANGES MAY PREVENT OUR OPERATING DIVISIONS FROM REMAINING CURRENT WITH THEIR TECHNICAL RESOURCES AND MAINTAINING COMPETITIVE PRODUCT AND SERVICE OFFERINGS.

     The markets in which our operating divisions operate are characterized by rapid technological change, frequent new product and service introductions and evolving industry standards. Significant technological changes could render their existing Web site technology or other products and services obsolete. The e-commerce market's growth and intense competition exacerbate these conditions. If our operating companies are unable to successfully respond to these developments or do not respond in a cost-effective way, our business, financial condition and operating results will be adversely affected. To be successful, we must adapt to rapidly changing markets by continually improving the responsiveness,  services  and  features of our  products  and  services  and by developing new features to meet the needs of our customers. Our success will depend, in part, on our operating divisions' ability to license leading technologies useful in their businesses, enhance their existing products and services and develop new offerings and technology that address the needs of their customers. Our operating divisions will also need to respond to technological advances and emerging industry standards in a cost-effective and timely manner.


GOVERNMENT REGULATIONS AND LEGAL UNCERTAINTIES MAY PLACE FINANCIAL BURDENS ON OUR BUSINESS AND THE BUSINESSES OF OUR OPERATING DIVISIONS.

     As of October 31, 2000, there were few laws or regulations directed specifically at e-commerce. However, because of the Internet's popularity and increasing use, new laws and regulations may be adopted. These laws and regulations may cover issues such as the collection and use of data from Web site visitors and related privacy issues, pricing, content, copyrights, online gambling, distribution and quality of goods and services. The enactment of any additional laws or regulations may impede the growth of the Internet and e-commerce, which could decrease the revenue of our operating companies and place additional financial burdens on our business and the businesses of our operating divisions.

     Laws  and  regulations   directly  applicable  to  e-commerce  or  Internet
communications are becoming more prevalent. For example, Congress recently enacted laws regarding online copyright infringement and the protection of information collected online from children. Although these laws may not have a direct adverse effect on our business, they add to the legal and regulatory burden faced by e-commerce companies.

                       RISKS RELATING TO FUTURE OFFERINGS

SHARES ELIGIBLE FOR FUTURE SALE BY OUR CURRENT SHAREHOLDERS MAY DECREASE THE PRICE OF OUR COMMON STOCK.

     If our shareholders, including the selling shareholders listed in this prospectus sell substantial amounts of our common stock, including shares issued upon the conversion of outstanding convertible securities, in the public market following future offerings, then the market price of our common stock could fall. Restrictions under the securities laws and certain lock-up agreements limit the number of shares of common stock available for sale in the public market.

OUR COMMON STOCK PRICE IS LIKELY TO BE HIGHLY VOLATILE.

     The market price for our common stock is likely to be highly volatile as the stock market in general and the market for Internet-related stocks is such. The trading prices of many technology and Internet-related company stocks have reached historical highs within the last year and have reflected relative valuations substantially above historical levels. During the same period, the stocks of these companies have also been highly volatile and have recorded lows well below such historical highs. We cannot assure you that our common stock will trade at the same levels of other Internet stocks or that Internet stocks in general will sustain their current market prices.

     The following factors will add to our common stock price's volatility:

     * actual or anticipated variations in our quarterly operating results and those of our operating divisions;

     * new sales formats or new products or services offered by us, our operating divisions and their competitors;

     * conditions or trends in the Internet industry in general and the e-commerce industry in particular;

     * announcements by our operating divisions and their competitors of technological innovations;

     * announcements by us or our operating divisions or our competitors of significant acquisitions, strategic partnerships or joint ventures;

     * changes in the market valuations of our operating divisions and other Internet companies;

     *    our capital commitments;

     * additions or departures of our key personnel and key personnel of our operating divisions; and

     *    sales of our common stock.

     Many of these factors are beyond our control. These factors may decrease the market price of our common stock, regardless of our operating performance.

                           FORWARD-LOOKING STATEMENTS

     Some of the information contained in this prospectus contains forward-looking statements. These forward-looking statements include, but are not limited to, statements about our industry, plans, objectives, expectations, intentions and assumptions and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions as well as expressions of "strategy" "corporate focus," and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.


                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares of common stock offered hereby by the selling security holders.


                         PRICE RANGE OF OUR COMMON STOCK

         Our common stock commenced trading on the NASD OTC Bulletin Board under the symbol "IFCO" on October 1998. In August 1999 we changed our symbol to "SYTE." Our Common Stock was traded over-the-counter and was quoted on the OTC Bulletin Board (symbol "SYTE") until December 15, 1999. On December 16, 1999, our common stock was temporarily de-listed from the NASD OTC Bulletin Board because we had not received final comments from the Securities and Exchange Commission on our Form 10-SB registration statement. From December 16, 1999 to April 16, 2000, our Common Stock was traded over-the-counter and was quoted on the National Quotations Board's Electronic Quotation Service "Pink Sheets." On April 16, 2000, we resumed trading on the NASD OTC Bulletin Board under the symbol "SYTE." On July 14, 1999 we effected a 3-for-1 stock split. All prices listed below reflect this split.

         The following table shows the high and low closing bid prices of our common stock for the periods presented. The quotations shown below reflect interdealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

                                                         High         Low
                                                         -----       ----

                1999
     For the quarter ended March 31, 1999                $1.03       $1.00
     For the quarter ended June 30, 1999                 $1.03       $1.00
     For the quarter ended September 30, 1999            $3.75       $0.88
     For the quarter ended December 31, 1999             $2.19       $0.45

                 2000
     For the quarter ended March 31, 2000                $1.25       $0.85
     For the period ended June 30, 2000                  $2.00       $0.56
     For the period ended September 30, 2000             $0.91       $0.16
     For the period ended December 31, 2000              $0.34       $0.08


                      2001
     For the period ended March 31, 2001                 $0.21       $0.06

         The closing price of our common stock on April 18, 2001 was $0.065.

         At March 31, 2001, there were approximately 125 shareholders of record of our common stock. Within the holders of record of our common stock are depositories such as Cede & Co. that hold shares of stock for brokerage firms which, in turn, hold shares of stock for beneficial owners.


                                 DIVIDEND POLICY

        We have never declared or paid any cash dividends on our Common Stock. We currently intend to retain all available funds for use in our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Any future determination relating to dividend policy will be made in the discretion of our Board of Directors and will depend on a number of factors, including the future earnings, capital requirements, financial condition and future prospects and such other factors as our Board of Directors may deem relevant.

                                 CAPITALIZATION


         The following table sets forth our cash position and capitalization as of December 31, 2001. The information set forth below should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

                                                                   December 31,
                                                                        2000
                                                                   -------------

Cash and cash equivalents......................................... $    289,294
                                                                   =============
Long-term debt....................................................      502,846
                                                                   =============
Stockholders' equity:
   Preferred stock, $.001 par value; authorized 30,000,000
     shares; 0 issued and outstanding..............................         -
     Common stock; $.001 par value; authorized 300,000,000
       shares; issued and outstanding 62,175,638 shares............      62,176
     Additional paid-in capital....................................  12,467,733
     Accumulated deficit..........................................   (9,291,739)
                                                                   -------------
       Total stockholders' equity    .............................    3,238,170
                                                                   -------------
Total capitalization.............................................. $  3,238,170
                                                                   =============


                              PLAN OF DISTRIBUTION


         The selling security holders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of our common stock being offered pursuant to this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

         o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers

         o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction

         o purchases by a broker-dealer as principal and resale by the broker-dealer for its account

         o an exchange distribution in accordance with the rules of the applicable exchange

         o        privately negotiated transactions

         o        short sales

         o broker-dealers may agree with the selling security holders to sell a specified number of shares at a stipulated price per share

         o        a combination of any of these methods of sale

         o        any other method permitted by applicable law

         The selling security holders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

         The selling security holders may also engage in short sales against the box, puts and calls and other transactions in securities of our company or derivatives of our company securities and may sell or deliver shares in connection with these trades. The selling security holders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling security holder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

         Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. In such event, any commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling security holders. We have agreed to indemnify the selling security holders against specified losses, claims, damages and liabilities, including liabilities under the Securities Act.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


GENERAL

         The following discussion and analysis should be read in conjunction with the our consolidated financial statements and related footnotes for the year ended December 31, 2000 included in this Annual Report on Form 10-KSB. The discussion of results, causes and trends should not be construed to imply any conclusion that such results or trends will necessarily continue in the future.

OVERVIEW

     We changed our corporate focus from that of a food holding company to an Internet holding company with the acquisition of Sitestar, Inc. in July 1999. Soon after concluding this acquisition, we started focusing on acquiring and investing in Internet-based enterprises. Our mission is to develop our Internet operating subsidiaries and future investments in other Internet enterprises into highly focused and successful stand-alone Internet businesses. We intend to achieve a fast-track development process by tapping the services, support and knowledge of individuals and organizations that have extensive experience in developing Internet concepts and technologies.

     In July 1999, we began to implement our current strategy of acquiring and investing in emerging Internet based enterprises to create a broad and diverse set of core Internet businesses that deliver a variety of online solutions. In addition to developing and integrating Internet-based technologies, our primary objective is to create a mix of Internet operating companies and Internet-related portfolio investments that will enhance the value of our core holdings.

     Our Internet services subsidiaries began providing Internet services to our customers in 1996 by providing Internet access and enhanced products and services to small and medium sized enterprises in selected high growth markets. We target primarily small and medium sized enterprise customers located in selected high growth secondary markets. We currently provide our customers with Internet access and enhanced products and services in the mid-Atlantic area of the United States. We have designed our comprehensive suite of enhanced products and services to meet the expanding needs of our customers and to increase our revenue per customer. The products and services we provide include:

o        Internet access services;
o        Web design services;
o        Web hosting services;
o        End to end e-commerce solutions;
o        Online marketing consulting; and
o        Management of mission critical Internet applications.

     On September 30, 1999, we sold all of the assets related to our international food distribution business, also known as Holland American International Specialties ("HAIS"). The acquirer of the assets was a partnership with the partners being a group of our stockholders. Given that the sale was not an arms-length transaction, we had the business valued by an independent appraiser to determine the fair value purchase price. The sales price was $900,000, which is to be paid as follows: 1) $200,000 is to be offset against our liability to the a stockholder, 2) $654,000 for the buyer's assumption of all trade, short-term and long-term liabilities, and 3) the remaining $46,000 in the form of a note payable in six annual installments of $15,333 each plus accrued interest at 8% per annum. We were required to defer the gain on this sale until such time as the purchasers are able to refinance the debt of HAIS. During the 2nd quarter of 2000 the purchasers were able to refinance the debt and we recognized a $314,515 gain on the sale of HAIS.

     On December 15, 1999, we completed the acquisition of Neocom Microspecialists, Inc., recently renamed, Sitestar.net, Inc. ("Neocom") in exchange for 6,782,353 shares of our common stock for 100% of the outstanding shares of Neocom. Effective upon the closing of the acquisition, we issued
4,782,353 shares of our common stock and have reserved 2,000,000 shares of common stock that we have agreed to issue on the second anniversary of the acquisition based on certain contingencies. The certain contingencies are related to potential unrecorded liabilities. Of the 6,782,353 shares issued for Neocom, 900,000 shares were issued in exchange for certain liabilities that the majority of Neocom's selling shareholders had agreed to assume based on a debt assumption agreement executed and delivered at the closing of the acquisition. In 2000, the purchase agreement was amended so that we assumed the debt that was originally to be assumed by the selling shareholders in exchange for the 900,000 shares. Neocom is an Internet service provider and Web development company based in Martinsville, Virginia. Neocom provides Internet access and other Internet services to approximately 6,000 customers in the Southern Virginia area.

      On November 22, 2000, we acquired of FRE Enterprises, Inc. and FRE Communications, Inc., both Virginia corporations (collectively doing business as "Lynchburg.net") in exchange for 16,583,980 shares of our common stock for 100% of the outstanding shares of Lynchburg.net. Effective upon the closing of the acquisition, we issued 12,437,985 shares of our common stock and have reserved 4,145,995 shares of our common stock that we have agreed to issue on the third anniversary of the acquisition based on certain contingencies. The certain contingencies are related to potential unrecorded and unknown liabilities.
Lynchburg.net is an Internet service provider, web development and computer sales and service company based in Lynchburg, Virginia. As of December 31, 2000, Lynchburg.net provided Internet access, computer sales and service and other Internet services to approximately 4,000 customers in the Southern Virginia area.

     In January 2000, the Company sold certain assets and liabilities of its wholly owned subsidiary, Sitestar, Inc. for $34,703 in cash plus a note receivable in the amount of $10,000. The Company recognized a gain on sale of these certain assets of $49,316. The Company retained the "Sitestar" trademark and "Sitestar.com" URL.

     Prior to our change in corporate focus from that of a food holding company to that of an Internet holding company, we generated all of our revenues from sales of specialty food products. We have historically derived a majority of our revenues from small independent specialty food retail customers. From inception until July 1999, we generated revenues exclusively from wholesale and retail sales of our food products. We derived income from our wholesale and retail sales from the excess of the wholesale and retail prices we charged our customers over the product costs we paid our suppliers. We had a wholesale program in which we sold bulk quantities of specialty food products to registered retailers at wholesale prices. In this program, we purchased products from suppliers at a distributor's discounted price and derived income from the difference between this discounted price and the wholesale price we charged. Additionally, our retail customers paid for orders by cash or credit card while we paid our suppliers on extended terms. As a result, we were able to increase our working capital between the time we received payment for orders and the time we were required to pay suppliers.

     Our Internet service provider operating subsidiaries derive their income from the excess of the Internet service prices we charge our customers over the cost of service we pay our suppliers. Additionally, our retail customers pay for services by cash or credit card while we pay our suppliers on extended terms. As a result, we are able to increase our working capital between the time we receive payment for services and the time we are required to pay suppliers. We also generate income from the development of computer software for companies principally in the manufacturing industries and from sales from our retail computer store in Lynchburg, Virginia.

     We are operating under an oral agreement with our fulfillment centers and have no long-term obligations to continue the relationship with them if we deem, solely at our own discretion, that it is no longer in our best interest to continue the current arrangements. However, we intend to formalize official written fulfillment agreements with them as soon as practicable.

     We have a limited operating history on which to base an evaluation of our business and prospects. You must consider our prospects in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as online commerce. To address these risks, we must obtain sufficient operating capital, maintain and expand our customer base, continue to increase the products and services we offer, successfully implement our business, marketing and promotional strategies, continue to develop our order processing technology, respond to competitive developments in the Internet, and attract, retain and motivate qualified personnel. We cannot assure you that we will be successful in addressing these risks and our failure could be harmful to our business, prospects, financial condition and results of operations.

RESULTS OF OPERATIONS

Year ended December 31, 2000 versus Year ended December 31, 1999
----------------------------------------------------------------

     REVENUES. Revenue for the year ended December 31, 2000 increased by $1,710,888 or 764.7% from $223,749 for the year ended December 31, 1999 to $$1,934,637 for the same period in 2000. The significant increase in sales is due to recognizing a full year of revenue from our Neocom subsidiary in 2000 versus only 1 month in 1999 and the recognition of revenue from our Lynchburg.net subsidiary from November 22, 2000. With the acquisition of Lynchburg.net our revenues in 2001 are expected to increase substantially

     COST OF REVENUE. Cost of revenue for the year ended December 31 2000 increased by $830,733 or 665.3% from $124,859 for the year ended December 31, 1999 to $955,592 for the same period in 2000. The significant increase is due to the increase in revenue as described above. Our cost of revenue as a percentage of sales for the year ended December 31, 2000 has decreased to 49.4% from 55.8 in 1999. This decrease is due to an approximate 20% decrease in our telecommunications costs of our Neocom subsidiary and the fact that we have been able to service more customers for approximately the same fixed cost as incurred. We expect to further reduce our cost of revenue by lowering the telecommunication cost of our Lynchburg.net subsidiary.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses for the year ended December 31, 2000 increased by $652,775 or 20.3% from $3,217,247 for the year ended December 31, 1999 to $3,870,022 for the same period in 2000. The increase is due to the expenses of our Neocom subsidiary for the full year in 2000 versus only one month in 1999, and the expenses of our Lynchburg.net subsidiary from November 22, 2000. In 1999, we took a charge to earnings of $2,000,000 related to stock given to our Chief Executive Officer for compensation. Included in selling, general and administrative expenses is amortization of intangible assets of $1,824,292.

     WRITE DOWN OF INTANGIBLE ASSETS. During the year ended December 31, 2000, we wrote down the value of our customer list and excess of cost over net assets acquired of our Neocom subsidiary in the amount of $1,080,000 and $780,000, respectively. In making such determination we estimated the future cash flow for our Neocom subsidiary for the life of the intangible assets which was less that the carrying value of such intangible assets. We then estimated the fair value of the intangible assets by calculating the discounted cash flow of our Neocom subsidiary and reduced the carrying value of the intangible assets accordingly.

      GAIN ON SALE OF ASSETS. During the year ended December 31, 2000, we sold certain assets of our Holland American International Specialties and Sitestar, Inc. divisions and recognized a gain on such sales of $314,515 and $49,316, respectively. No such assets sales occurred in 1999.

      INCREASE IN VALUE OF MARKETABLE SECURITIES. During the year ended December 31, 2000, we recognized $57,520 in realized gains on the sale of marketable securities and at December 31, 2000, we had recognized an unrealized loss of $11,709 related to equity securities we held at that date. No such gains were present in 1999.

     INTEREST EXPENSE. Interest expense for the year ended December 31, 2000 increased by $844,240 or 6,171.8% from $13,679 for the year ended December 31, 1999 to $857,919 for the same period in 2000. The significant increase is due to financing charges in the amount of $713,750 taken as a result of the preferable conversion feature associated with the convertible debentures issued in 2000 and the 500,000 warrants issued with the convertible debentures. After taking into account this financing charge, interest expense increased by $131,169 which is due to paying interest for a full year on the notes payable assumed in the Neocom acquisition and interest on the convertible debentures.

LIQUIDITY AND CAPITAL RESOURCES

     Our business plan has required, and is expected to continue to require, substantial capital to fund the growth of our operations, capital expenditures, and expansion of sales and marketing capabilities and acquisitions.

     On May 11, 2000 we issued two convertible debentures aggregating $500,000. The debentures bear interest at 12% per annum and are due on May 1, 2001. The debentures are convertible into shares of our common stock at a rate equal to the lowest of $.70 or 60% of the average of the three lowest closing bid prices for our common stock during the 20 trading days immediately preceding the conversion date. In addition, we also issued three-year warrants to purchase an aggregate of 250,000 shares of our common stock at an initial exercise price of $0.77 per share. Due to the preferential conversion feature of these debentures we have recognized a financing charge of $242,857 (which represents the value of additional shares issuable upon conversion at the $.70 conversion price verses the number of shares issuable upon conversion at the market value at the date of issuance). In addition, the warrants issued in connection with these debentures have been valued at $121,543 using the Black-Scholes model and such expense will be recognized as financing costs over the term of the debentures.

      On August 14, 2000, we issued another two convertible debenture for an aggregate of $500,000 to the holders of the above-mentioned debentures for the same terms described above. The debenture bears interest at 12% per annum and is due on August 14, 2001. In connections with this debenture we have recognized a financing cost in connection with the preferential conversion feature of $333,333 and valued the 250,000 warrants issued in connection with this debenture at $13,332 using the Black-Scholes model. The expense related to the warrants will be recognized as financing costs over the term of the debenture.

      During the year ended December, 31, 2000, the holder of the debentures converted $243,500 in principal and $36,533 of accrued interest into 2,342,924 and 652,363, respectively, share of the Company's common stock. The holders of the debentures also intend to convert the remaining principal and accrued interest into common stock when we filed a Form SB-2 registering the shares underlying the conversion.

     We believe that our existing cash and cash equivalents, and short-term investments, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. Additional financing may not be available when needed or, if available, such financing may not be on terms favorable to our shareholders or us. If such sources of financing are insufficient or unavailable, or if we experience shortfalls in anticipated revenue or increases in anticipated expenses, we may need to slow down or stop the expansion of our e-commerce business, including our ISPs and reduce our marketing and development efforts. Any of these events could harm our business, financial condition or results of operations.

FORWARD LOOKING STATEMENTS

This report contains certain  forward-looking  statements  within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Stockholders are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, our ability to expand our customer base, make strategic acquisitions, general market conditions, and competition and pricing. Although we believe the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements contained in the report will prove to be accurate.


                                    BUSINESS

COMPANY OVERVIEW

     We are a diversified Internet holding company. Our near-term strategy is to acquire and invest in emerging Internet-based enterprises to create a broad and diverse set of core Internet businesses that deliver a variety of online solutions. In addition to developing and integrating Internet-based technologies, our primary objective is to create a mix of Internet operating companies and Internet-related portfolio investments that will enhance the value of our current businesses in the following areas:

     o    Internet e-commerce

          We design and offer customized e-commerce services which include the ability to create and operate an online "storefront" and sell merchandise over the Internet. We will also continue to enhance and expand our products and services towards opportunities surrounding the growth of the Internet and the electronic commerce industry.

     o    Value-added content

          We have developed and will continue developing content that provides the ability to target specific demographics. We will also continue to pursue innovative niche oriented value-added content in segments we believe are underdeveloped and under-served. We are actively seeking opportunities to develop innovative ways for consumers to retrieve and access information effectively through the Internet.

     o    Internet Service Providers (ISP)

          We offer a full range of dial-up Internet access services to residential subscribers and dedicated and dial-up Internet access to business customers within the secondary markets of the mid-Atlantic region which we believe have been historically under-served by the larger, national Internet service providers. We will continue to pursue and focus on acquisition opportunities within the secondary locations in the mid-Atlantic region to further expand our Internet access coverage.

     o    Internet Portals/Community Web sites

          We will continue to pursue innovative portal and community web-based destinations. We are actively seeking to develop innovative ways for consumers to interact effectively through the Internet. The Company designs and offers customized packages which include the ability to change advertisements quickly and frequently, to conduct advertising test campaigns with rapid result delivery and to track daily usage statistics. The Company has developed and will continue developing software that provides the ability to target ads based on demographics and usage patterns.

     o    Strategic investments in internet-related ventures

          We intend to continue to evaluate new Internet related opportunities to further our investment in our Internet strategy and also to seek out opportunities to increase shareholder value. We are currently in preliminary discussions with a number of Internet related enterprises for possible investment opportunities. However, we cannot assure you that we will successfully complete any of the investments we are currently evaluating.

     We will attempt to develop and refine the products and services of our existing businesses and businesses or assets we acquire with the goal of significantly increasing revenue as new products are commercially introduced. Additionally, we will continue to pursue strategic investments in new Internet-related opportunities to leverage our existing assets. Our operating strategy is to integrate our subsidiaries and future Internet portfolio investments into a collaborative network that leverages our collective knowledge and resources. We will actively explore synergistic opportunities such as cross marketing and co-development efforts within our subsidiaries and investments to further leverage our resources.


COMPANY HISTORY

     We were incorporated in Nevada under the name of White Dove Systems, Inc. in December 1992.

     In October 1998 we acquired all the issued and outstanding shares of Interfoods Consolidated, Inc., a California corporation, in exchange for 5,580,000 shares of our Common Stock. Interfoods Consolidated, Inc., operating under the trade name of Holland American International Specialties, is a retailer and wholesaler of imported and domestic specialty gourmet foods. Holland American's product offering ranges from exotic European delicacies to mainstream specialty candies, chocolates and other confectionery products. In connection with this acquisition , we changed our name from White Dove Systems, Inc. to Interfoods Consolidated, Inc. in October 1998.

     In July 1999 a partnership consisting of a majority of our shareholders, including our Chairman Mr. Manlunas, acquired all the issued and outstanding shares of Sitestar, Inc.. ("SYTE"), a Delaware corporation, in exchange for 3,491,428 shares of our Common Stock owned by those shareholders. Simultaneous with the closing of this transaction, those shareholders contributed all the issued and outstanding shares of Sitestar, Inc. to us as contributed capital. Sitestar, Inc. is a Web development, design and hosting company formed in 1996 and is based in Annapolis, Maryland. This acquisition included Soccersite.com which is currently one of our operating divisions. Soccersite.com was an operating subsidiary of Sitestar, Inc.. To better reflect our new primary corporate focus as an Internet holding company, we changed our name from Interfoods Consolidated, Inc. to Sitestar Corporation in July 1999.

     In August 1999 we acquired substantially all of the assets of Greattools.com in exchange for 49,000 shares of our Common Stock. We acquired the assets of Greattools.com from Global Sourcing Group, Greattools.com's current fulfillment center. Gateway Holdings, Inc., a private investment company managed by our Chairman, Frederick Manlunas. Mr. Manlunas owns a 14.6% of the capital stock of Global Sourcing Group. Greattools.com is an online low cost retailer of power tools.

     Effective September 30, 1999 we sold the non-Internet assets of Holland American International Specialties to IFCO Group, LLC, whose members consist of certain shareholders of the Company, including Frederick T. Manlunas, our Chairman of the Board. We retained the assets consisting of the Internet web site Holland-American.com. Holland American International Specialties will continue to serve as Holland-American.com's exclusive fulfillment center. The purchase consideration of $900,000 was based upon a business appraisal by an independent third party appraiser. The consideration included $200,000 which was to be offset against the Company's liability to Mr. Manlunas for services rendered in connection to the acquisition of Sitestar, Inc., the assumption of $654,000 of liabilities and a promissory note in the amount of $46,000. The note bears interest at a rate of 8% per annum, and is payable in annual installments of $15,333, and is due and payable on September 30, 2002. The note is secured by HAIS' accounts receivable and inventory.

     Effective December 15, 1999, we consummated the acquisition of Neocom Microspecialists, Inc. ("Neocom") in exchange for 6,782,353 shares of Sitestar Common Stock for 100% of the outstanding shares of Neocom. Effective upon the closing of the acquisition, we issued 4,782,353 shares of our Common Stock and have reserved 2,000,000 shares of Common Stock that we have agreed to issue on the second anniversary of the acquisition based on certain contingencies. The certain contingencies are related to potential unrecorded liabilities. Of the 6,782,353 shares issued for Neocom, 900,000 shares were issued in exchange for certain liabilities that the majority of Neocom's selling shareholders have agreed to assume based on a debt assumption agreement executed and delivered at the closing of the acquisition.

     Neocom is an Internet service provider and Web development company based in Martinsville, Virginia. As of September 30, 2000, (i) Neocom provided Internet access and other Internet services to approximately x,xxx customers in the Southern Virginia area.

     Effective November 22, 2000, we have consummated the acquisition of FRE Enterprises, Inc. and FRE Communications, Inc., both Virginia corporations (collectively doing business as "Lynchburg.net")in exchange for 16,583,980 shares of Sitestar Common Stock for 100% of the outstanding shares of Lynchburg.net. Effective upon the closing of the acquisition, we issued 12,437,985 shares of our Common Stock and have reserved 4,145,995 shares of Common Stock that we have agreed to issue on the third anniversary of the acquisition based on certain contingencies. The certain contingencies are related to potential unrecorded and unknown liabilities. Sitestar used a market price of $0.20 per share to determine the amount of shares issued and reserved to Lynchburg.net. The market price was determined by taking the average closing price of Sitestar's common stock for an eight day trading period starting
November 6, 2000 and ending November 15, 2000. The aggregate purchase consideration for Lynchburg.net based on the number of shares issued and reserved multiplied by the average market price of $0.20 per share is $3,316,796.

    Lynchburg.net is an Internet service provider, web development and computer sales and service company based in Lynchburg, Virginia. As of October 31, 2000,
(i) Lynchburg.net provided Internet access, computer sales and service and other Internet services to approximately 3,400 customers in the Southern Virginia area and (ii) its estimated revenues for the ten months ended October 31, 2000 were $1.45 million. Based on our current estimates we believe that Lynchburg.net's annualized revenues would be approximately $1.75 million for the fiscal year ending December 31, 2000.

    We believe the acquisition of Lynchburg.net would enhance our primary strategy of consolidating small Internet service providers in the rural markets of the mid-Atlantic region by enlarging our service footprint. This recent acquisition increases our Internet access customer base to over 10,000 subscribers.


INTERNET INDUSTRY BACKGROUND

MARKET OPPORTUNITY

      OVERVIEW. We believe that the Internet has become an important global medium enabling growing numbers of people to obtain and share information and conduct business electronically. Its expanded use has made the Internet a critical tool for information and communications for many users. We believe that Internet access and enhanced Internet services, including Web hosting and electronic commerce services, represent two of the fastest growing segments of the telecommunications services market. We believe that the availability of Internet access, advancements in technologies required to navigate the Internet, and the proliferation of content and applications available over the Internet have attracted a rapidly growing number of Internet users.


     GROWTH IN BUSINESS USE OF THE INTERNET. We believe that the dramatic growth in Internet usage in recent years, combined with enhanced functionality, accessibility and security, has made the Internet increasingly attractive to businesses as a medium for communication and commerce. We feel that for many businesses, the Internet has created a new communication and sales channel which enables large numbers of geographically dispersed organizations and consumers to be reached quickly and cost-effectively. IDC estimates that the number of consumers buying goods and services on the Internet will grow to 128.4 million in 2002, and that the total value of goods and services purchased over the Internet will increase from approximately $12 billion in 1997 to approximately $426 billion by 2002.

     We believe that businesses will increasingly add a variety of enhanced services and applications to their basic Internet access, Web sites and e-commerce applications in order to more fully capitalize on the power of the Internet. We feel that these services and applications will allow them to more efficiently and securely communicate company information, expand and enhance their distribution channels, increase productivity through back-office automation, ensure reliability and reduce costs. We see opportunities for growth in the following areas:

     o    DEMAND FOR INTERNET ACCESS SERVICES.
          Internet access services represent the means by which ISPs interconnect their customers to the Internet or corporate intranets and extranets. According to Forrester Research, Internet access revenues from businesses are expected to increase from less than $1 billion in 1997 to more than $16 billion in 2002. Due, in part, to their size, small and medium sized enterprises often seek to outsource these services..

     o    DEMAND FOR WEB HOSTING SERVICES.
          Many businesses are seeking to outsource to ISPs services such as Web hosting, collocation and file transfer protocol data storage and retrieval.

     o    DEMAND FOR SECURE PRIVATE NETWORKS.
          We believe that concerns relating to the security of internal and proprietary information, data loss and reduced transmission speed has led businesses to demand Internet services that include the ability to provide electronic security monitoring and threat responses.

     THE SMALL AND MEDIUM SIZED ENTERPRISE MARKET. We define this market as business enterprises having sales of less than $20.0 million per annum and enterprises having less than 100 employees. We have specifically targeted small and medium sized enterprises because:

     o We believe that these enterprises increasingly need high-speed data and Internet connections to access business information and to communicate more effectively with employees, customers and vendors.

     o We believe that a relatively small percentage of these enterprises currently utilize the Internet, but that this number is increasing rapidly. The small and medium sized enterprise segment is expected to be one of the fastest growing segments of the Internet industry.

     o Many of these enterprises lack the resources and expertise to develop, maintain and expand, on a cost-effective basis, the facilities and network systems necessary for successful Internet operations.

     o We believe that these enterprises will prefer an Internet service provider with locally-based personnel who are available to assist in developing and implementing their growing use of the Internet and to respond to technical problems in a timely manner.

     o We believe that these enterprises rely more heavily on their Internet service provider than larger enterprises and tend to change Internet service providers relatively infrequently.

     INTERNET SERVICES IN SECONDARY MARKETS. Small and medium sized enterprises are often concentrated in so-called "secondary markets" to avoid the higher costs associated with locating in a metropolitan area. we define a secondary market to be any market smaller than the 100 most populated U.S. metropolitan markets. However, national ISPs have historically placed their largest points of presence, or POPs, only in or around densely populated major cities. A POP is an access point at which customers in a traditional ISP network architecture can connect to data circuits in order to obtain Internet access and other services. While customers located within a few miles from these POPs often receive cost savings on their access pricing, customers located in secondary markets that are as close as 20 to 75 miles away from these POPs have typically been charged higher prices for Internet access services.

     We believe that small and medium sized enterprises located in high-growth secondary markets are currently underserved by both national and local providers of Internet access and related services. National ISPs, on the one hand, typically lack the local presence to provide local support. Local ISPs, on the other hand, often lack the requisite scale and resources to provide a full range of services at acceptable quality and pricing levels.


OUR STRATEGY

Our goal is to be a premier Internet company that offers products ranging from Internet access and a complete suite of Internet products and services to a variety of e-commerce platforms targeting small and medium sized enterprises in our target markets. We would like to offer a variety of business-to-consumer and business-to-business e-commerce solutions to our customers.


Key elements of our strategy include:

     FOCUS GROWTH ON SECONDARY MARKETS. We intend to expand into selected secondary markets by replicating our regional network and marketing model. Our network architecture and scalable sales and marketing plans are designed to allow us to penetrate additional regions rapidly and cost-effectively.

     MARKET A VARIETY OF SERVICES TO NEW AND EXISTING CUSTOMERS. We intend to offer a comprehensive suite of a variety of products and services to meet the expanding needs and complexity of our customers' Internet operations allowing us to increase revenue per customer and maintain a high customer retention rate by strengthening relationships with our customers.

     USE OF CENTRALIZED SALES AND MARKETING OPERATIONS. We intend to use our centralized sales and marketing staff to help implement our regional strategy cost-effectively. We intend to hire and train additional local sales and marketing personnel within our target regions to complement the core of our sales and marketing staff, which will continue to be concentrated in one centralized location to maximize efficiency. These regionally located employees are intended to add local market knowledge, expertise and familiarity to our sales and marketing efforts and allow us to maintain a field presence in each of our regions, while maximizing our central operations.

     STRATEGIC RELATIONSHIPS AND ACQUISITIONS. We intend to enter into strategic relationships, such as partnerships and joint ventures, and to make acquisitions to expand our line of enhanced products and services.

     As part of this strategy, we recently acquired Neocom Microspecialists, Inc., a provider of Web hosting and co-location services in the Mid-Atlantic region. This acquisition is consistent with our growth strategy of building our presence in secondary markets that have traditionally been under served by the larger Internet services companies. In addition, we are also actively seeking acquisition opportunities and/or candidates in the Mid-Atlantic region that would help us achieve critical mass in terms of our Internet access, development and hosting customers.


INTERNET INDUSTRY OVERVIEW

     We believe that Internet commerce is reshaping the way consumers and businesses conduct business. According to Forrester Research, worldwide e-commerce sales are expected to reach as high as $3.2 trillion in 2003, representing nearly 5% of all global sales. These sales figures include business-to-business and business-to-consumer sales and EDI (electronic data interchange) orders placed on the Internet, but exclude the value of financial transactions. E-commerce is defined as the trade of goods and services in which the final order is placed over the Internet.

    Growth in Electronic Commerce
     -----------------------------

     We feel strongly that the growing popularity of the Internet represents an opportunity for companies like us to take advantage of the potential for commercial transactions conducted online, referred to as electronic commerce or e-commerce. International Data, Inc., a market research firm, estimates that business-to-consumer commerce over the Internet will increase from over $12 billion worldwide at the end of 1997 to approximately $425 billion worldwide by the end of 2002. In addition, Jupiter Communications, another market research firm, predicts that by 2002, 44% of Internet users will make purchases online, as compared to an estimated 22% that did so in 1997. Several factors are driving the growth in both business to consumer and business to business electronic commerce. These factors include:

     o    increasing familiarity with the Internet;

     o    broadening consumer acceptance of online shopping;

     o    increasing   acceptance  on  online   distribution   relationships  by
          businesses;

     o    improved online network security and infrastructure;

     o    the growing base of personal  computers and improved  Internet access;
          and

     o    expanding network bandwidth and access speeds.

     We believe that the Internet is particularly well-suited for promoting, marketing, selling and distributing merchandise both on a retail and a wholesale level, permitting customers throughout the world to have direct access to suppliers. Online stores can provide direct customer service and product information to a large number of customers at the same time with a substantially smaller sales staff than traditional stores. Online stores also have the ability to rapidly and continually update such information. Internet merchandisers, unlike traditional stores, do not have the same expenses associated with operation of physical stores and warehouse facilities, and can change stores design without substantial cost. In contrast to catalog merchandisers, Internet retailers can react quickly to change product descriptions, pricing or product mix and are not subject to the costs of catalog publication and distribution. Additionally, online merchandisers have the ability to track directly customer responses and preferences which enables the merchandisers to customize their online stores to target specific customer groups and individuals.

     Changing Demographics
     ---------------------

     Demographics from Mediamark Research show that Internet users are approximately twice as likely to have high household incomes, college degrees and management positions than the overall U.S. population. They are also more likely to be young and single. Geographically, Internet users can be found in all corners of the U.S., although, according to researcher Inteco, the level of Internet use in several major metropolitan areas exceeds the overall U.S. average.

     Consumer Acceptance
     -------------------

     We believe broadening consumer acceptance and retailer ambitions will combine to fuel a rapid growth in online retail sales and to drive more than 40 million U.S. households to shop online by 2003, producing $108 billion revenues. According to Forrester Research, online retail sales will account for 6% of U.S. consumer retail spending in the U.S. by 2003. Analysts estimate that by the end of 1998, nearly 9 million U.S. households will have shopped online for travel services and retail goods other than automobiles, generating $7.8 billion in online sales. We expect these numbers to grow rapidly over the next five years as high speed Internet connections become more popular and consumers overcome security and privacy concerns and embrace the convenience of Web shopping.

     Corporate E-Commerce
     --------------------

     Forrester Research estimates that by year 2003, consumers will spend $108 billion to buy goods online, while businesses will spend $1.3 trillion. As expected, computing and electronic equipment will remain one of the largest categories of goods traded between businesses, reaching $395 billion in revenue by 2003, while other industries, such as cars and petrochemicals, will also top the $150 billion mark. In addition to the $1.3 trillion in business-to-business sales of products, Forrester also reports that online transactions in business services will equal $220 billion by 2003. Michael Putnam of Forrester Research states that "Just as the Internet has revolutionized the goods industries, the services industry is going to be reinvented."

     Internet-based businesses have already created more than 200 on-line marketplaces for conducting business-to-business, or B2B, electronic commerce. These Internet locations bring buyers and sellers together in a central marketplace and, in addition, provide services such as procurement management, financial settlement and quality assurance. These services enhance the B2B sites' value to the end customers and allow it to become an integral part of those customers' business processes.

     By providing a central on-line hub that automates transactions, aggregates information, improves market reach and provides related services, we believe these B2B sites will help their participants reduce both product and process costs. By resolving information-based inefficiencies, they act as catalysts to compress time, slash costs and improve processes in ways that were previously unimaginable. Leading research firms estimate that product and process cost savings afforded by B2B sites will amount to $57 billion by 2003.

OUR INTERNET SUBSIDIARIES AND SERVICES

Sitestar.net  & Neocom Microspecialists
---------------------------------------

         Product Offerings
         -----------------

                  Internet Access

We provide dial-up and private Internet access, design customized web sites, host customer web sites on our computer networks, and offer related e-commerce services to individual and business subscribers outside of large metropolitan areas in the mid-Atlantic region, particularly southern Virginia. We offer subscribers comprehensive technical assistance, large modem banks providing rapid access to the Internet, and high speed connectivity. In addition, our home page web sites serve as regional portals, offering local and national news and weather, community resources, advertising, and links to other local and national content providers.


         Web Services. Our Web services help organizations and individuals implement their Web site goals. We offer complete Web hosting services that enable customers to establish a Web site presence without maintaining their own Web servers and high-speed connectivity to the Internet.

                  Web Hosting

We offer a variety of Web hosting services which enable our customers to establish and maintain a Web site on the Internet using Web servers and related equipment owned and administered by us.

                  E-commerce

We also provide electronic commerce solutions for consumers and businesses. We develop and operate an on-line "storefront" and sell merchandise over the Internet.

                  Co-location

We offer co-location services, providing telecommunications facilities for customer-owned Web servers, for customers who prefer to own and have physical access to their servers but require the reliability, security and performance of our on-site facilities.

                  Website Design

We have provided web site design services since 1996 and, as of November 30, 2000, have developed web sites for over 350 customers.

                  Banner Development

We also design banner advertisements for our customers and, as of November 30, 2000, we have developed 350 banner advertisements.

                  Online Marketing

We offer web site marketing services that continually build upon our customer's current search engine listing to improve their placement in the different search engines.

         Customers and Marketing
         -----------------------
     Our customer base consists primarily of small and medium sized enterprises and dial-up customers located in secondary markets.

     We use targeted marketing and media advertising to develop brand awareness and supplement these efforts with our highly customized sales process and personalized customer service. Through our marketing managers, we seek to develop strong customer relationships within local communities.

         Competition
         -----------
     The Internet services market is extremely competitive and highly fragmented. We face competition from numerous types of ISPs, including national ISPs, and anticipate that competition will only intensify in the future as the ISP industry consolidates. We believe that the primary competitive factors in the Internet services market include:

     o    Pricing;

     o    Quality and breadth of products and services;

     o    Ease of use;

     o    Personal customer support and service; and

     o    Brand awareness.

    We believe that we compete favorably based on these factors, particularly due to our:

     o    Regionally focused operating strategy;

     o    Highly responsive customer support and service;

     o    High performance; and

     o    Competitive pricing.

     Our current competitors include many large companies that have substantially greater market presence, brand-name recognition and financial resources than we do. Some of our local or regional competitors may also enjoy greater recognition within a particular community. We currently compete, or expect to compete, with the following types of companies:

     o national Internet service providers, such as PSINet, Inc., Concentric Network Corporation, Earthlink, Voyager.net, US Online and OneMain;

     o    providers  of  Web  hosting,   collocation  and  other  Internet-based
          business services, such as Verio, Inc. and Navisite;

     o numerous regional and local Internet service providers, some of which have significant market share in their particular market area;

     o established on-line service providers, such as America Online, Inc. and Prodigy;

     o    computer hardware and other technology companies that provide Internet
          connectivity   with  their  or  other  products,   including  IBM  and
          Microsoft;

     o    national  long  distance  carriers  such  as  AT&T  Corporation,   MCI
          WorldCom, Inc., Qwest Communications International Inc. and Sprint Communications Company, L.P.;

     o    regional Bell operating companies and local telephone companies;

     o providers of free Internet service, including NetZero, Inc., Juno Online and MicroWorkz Computer Corporation; cable operators or their affiliates, including At Home Corporation and Time Warner Entertainment Company, L.P.;

     o    terrestrial wireless and satellite Internet service providers; and

     o    non-profit or educational ISPs.

     Many of the major cable companies and some other Internet access providers have begun to offer Internet connectivity through the use of cable modems. Cable companies, however, are faced with large-scale upgrades of their existing plant, equipment and infrastructure in order to support connections to the Internet backbone via high-speed cable access devices. We believe that there is a trend toward horizontal integration through acquisitions or joint ventures between cable companies and telecommunications carriers. Other alternative service companies have also announced plans to enter the Internet connectivity market with various wireless terrestrial and satellite-based service technologies. In addition, several competitive local exchange carriers and other Internet access providers have launched national or regional digital subscriber line programs providing high speed Internet access using the existing copper wire telephone infrastructure. Several of these competitive local exchange carriers have announced strategic alliances with local, regional and national service providers to provide broadband Internet access. If we are unable to provide technologically competitive service, our revenues and profit margins may decline materially, and our ability to attract additional customers may suffer.

     Recently, several national access providers have begun to offer dial-up Internet access for free or at substantial discounts to prevailing rates, which may result in significant pricing pressure for dial-up Internet access services. We also believe that manufacturers of computer hardware and software products, media and telecommunications companies and others will continue to enter the Internet services market, which will also intensify competition, especially for dial-up access providers. If we are unable to compete with lower-cost providers by providing superior service and support, our revenues and profit margins may decline materially, and our ability to attract additional customers may suffer.

        We also believe that new competitors will continue to enter the Internet access market, such as large computer hardware and software companies, media and telecommunications entities, and companies that provide direct service to residential customers, including cable television operators, wireless communication companies, local and long distance telephone companies and electric utility companies.

     Many of our competitors are larger and have greater financial, technical, and operating resources than we do. We cannot assure you of our survival in this intensely competitive environment. We will need to distinguish ourselves by our product and service knowledge, our responsiveness to our targeted market of small to medium sized businesses, our ability to market and sell customized combinations of products and services within our market, and our capacity to offer a diverse Internet product line. We also believe that our ability to be flexible and to respond quickly in providing solutions to our customer's Internet needs will be an advantage over some of our competitors.

         Acquisition Strategy
         --------------------

        Our strategy is to rapidly build a base of Internet subscribers through acquisitions and internal growth. We believe there are acquisition opportunities among the Internet service providers in our geographic target. In furtherance of our acquisition strategy, we anticipate reviewing and conducting investigations of potential acquisitions. As of the date hereof, we do not have any agreements or pending acquisitions and have not entered into any letters of intent with respect to pending acquisitions. No assurance can be given that we will identify satisfactory acquisition candidates or, if identified, that we will be able to consummate an acquisition on terms acceptable to us.

GOVERNMENT REGULATION

         There is currently only a small body of laws and regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted at the international, federal, state and local levels with respect to the Internet, covering issues such as user privacy, freedom of expression, pricing, characteristics and quality of products and services, taxation, advertising, intellectual property rights, information security and the convergence of traditional telecommunications services with Internet communications. Moreover, a number of laws and regulations have been proposed and are currently being considered by federal, state and foreign legislatures with respect to these issues. The nature of any new laws and regulations and the manner in which existing and new laws and regulations may be interpreted and enforced cannot be fully determined.

         In addition, there is substantial uncertainty as to the applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy. The vast majority of these laws were adopted prior to the advent of the Internet and, as a result, did not contemplate the unique issues and environment of the Internet. Future developments in the law might decrease the growth of the Internet, impose taxes or other costly technical requirements, create uncertainty in the market or in some other manner have an adverse effect on the Internet. These developments could, in turn, have a material adverse effect on our business, prospects, financial condition and results of operations.

         We provide our services through data transmissions over public telephone lines and other facilities provided by telecommunications companies. These transmissions are subject to regulation by the Federal Communications Commission, state public utility commissions and foreign governmental authorities. However, we are not subject to direct regulation by the Federal Communications Commission or any other governmental agency, other than regulations applicable to businesses generally. Nevertheless, as Internet services and telecommunications services converge or the services we offer expand, there may be increased regulation of our business, including regulation by agencies having jurisdiction over telecommunications services. Additionally, existing telecommunications regulations affect our business through regulation of the prices we pay for transmission services, and through regulation of competition in the telecommunications industry.

         The Federal Communications Commission has ruled that calls to Internet service providers are jurisdictionally interstate and that Internet service providers should not pay access charges applicable to telecommunications carriers. Several telecommunications carriers are advocating that the Federal Communications Commission regulate the Internet in the same manner as other telecommunications services by imposing access fees on Internet service providers. The Federal Communications Commission is examining inter-carrier compensation for calls to Internet service providers, which could affect Internet service providers' costs and consequently substantially increase the costs of communicating via the Internet. This increase in costs could slow the growth of Internet use and thereby decrease the demand for our services.


Greattools.com
--------------

         Product Offerings
         -----------------

         Greattools.com is a direct merchandiser of specialty tool products designed for light to heavy industrial applications. We market our products under the name GreatTools Direct(TM) and maintain a diverse product line comprised of five categories: (1) Power Tools; (2) Cutting Tools; (3) Masonry;
(4) Accessories; and (5) Automotive. The Greattools Direct brand is owned by our fulfillment center Global Sourcing Group. Our main product and primary source of revenue is the cordless drill. Sales from cordless drill account for about 80% of our Greattools.com revenues.

         All GREAT TOOLS DIRECT products are designed and manufactured in China by Tehao and Hitachi, two large manufacturers of industrial products, according to specifications determined by our fulfillment center. Our fulfillment center, Global Sourcing Group, frequently develops innovative design concepts in an effort to improve and differentiate their product line from existing competition. We are not an exclusive distributor of Tehao and Hitachi products.

     Our home page features advertisements, testimonials and promotions for various in-stock merchandise. Our in-stock merchandise is carried entirely by our fulfillment center at no extra charge to us. Greattools.com acts as an online distribution agent for Global Sourcing Group. This fulfillment arrangement with Global Sourcing Group negates any necessity for us to carry inventory. As part of our fulfillment arrangement, Global Sourcing Group ships all merchandise purchased from the Greattools.com site directly to customers eliminating any need for us to maintain costly operational overhead. As a result of this arrangement, we don't have to take title to the merchandise we sell and we don't have to purchase merchandise from Global Sourcing every time we sell products online. Since Greattools.com is merely an online agent for our fulfillment center, we only derive our revenues from our agreed upon commissions earned on merchandise sold and not on the aggregate sales price of a sale transaction.

         The web site provides customers with product information and the ability to directly purchase products over the Internet in a secure environment. We maintain a standard refund policy to any consumer who purchases a defective product. We have a thirty-day money back guarantee wherein we refund or replace any products within thirty days from purchase. From inception, we have refunded on the average less than three percent of our sales.

         Customers and Marketing
         -----------------------
     Our target market consists of retail customers located throughout the United States, Canada and South America. We target value-oriented consumers, do-it-yourselfers and contractors who use power tools for light to heavy industrial applications. We also target professionals who require tools in their daily activity, such as plumbers, carpenters, electricians and a variety of other services and repair professionals.

     The retail segment also includes consumers who use power tools for household applications. These include hobbyists, homemakers, students and other do-it-yourselfers.

     The Company's market development strategy is based on several marketing channels:

                  Direct Response Advertising

     We advertise in specialty magazines and consumer publications, including Popular Mechanics (circulation: 1,000,000), American Woodworker (circulation:
400,000), Wood Magazine (circulation: 650,000), Popular Woodworker (circulation:
220,000) and American How To (circulation: 750,000). We believe that these publications are the most efficient medium to reach our target market.

                  Database Marketing and Catalog Sales

     We have created a database of customers for repeat sales and special promotions. The database currently contains over 3,500 names. Each time a customer places an order online, the database is updated to reflect that customer's information and buying patterns. Due to the database's sorting capabilities, we believe it receives a greater percentage of responses from direct mail to the database targets than it would receive from a generic mass mailing. We repeatedly mail marketing materials, catalogs and brochures to our customers. Our catalog, produced once a year, lists the products we maintain in our fulfillment center's warehouse and products our fulfillment center can order directly from Tehao. The catalog is mailed to all of the 3,500 names on our mailing list as well as new potential customers generated by our Web site and regular advertisements.

     We believe that a large portion of our potential success relies on the reputation we have created in our "Great Tools Direct" brand name. However, we do not have any specific plans to protect our mark "Great Tools Direct" by filing a trademark application with the United States Patent and Trademark office. We have conducted a trademark search on the label Great Tools Direct which did not result in the discovery of any other commercial entity using the Great Tools Direct or a substantially similar label in the United States. We decided that we could better use our limited capital in advertising and other expenses rather than investing in protecting the Great Tools Direct brand name.

          Power Tools Industry
         --------------------
     Dominated by large home centers and hardware and lumber cooperatives such as Home Depot, Loews, Menard's, Ace and True Value, the tool market is large, highly fragmented and characterized by multiple channels of distribution. The distribution channels in the power tools market include retail outlets, small distributorships, national, regional and local distributors, direct mail suppliers, large warehouse stores and manufacturer's own direct sales forces.

     Products imported from low-cost labor countries have increased the competitive pressures on pricing. Cost pressures from more established name brands are providing a focus on high quality, low cost alternatives. Aggressive value pricing has redefined the basis for competition in many of the Company's product lines.

     There are many discount retailers in the industry offering products at competitive prices and blurring the distinction between wholesale and retail such as Home Depot, Menards and Wal-Mart. Warehouse clubs and other category leaders are establishing a new economic framework for the retail business, forcing industry participants to reduce costs. Major marketers have focused on value pricing strategies, changing the nature of merchandising throughout the industry.

         Competition
         -----------
     The power tool market in which we operate is extremely competitive, and we expect such competition to intensify in the future. Our current and prospective competitors include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than we have. We compete with many retailers and direct marketers who sell merchandise over the Internet and through catalogs. We also compete with traditional retailers who sell similar merchandise to that sold by us. Those retailers usually offer brand name products at prices higher than our products. As newer and more powerful tools are being introduced into the market, intense competition between manufacturers has developed. Companies in the industry are developing new features to attract customers and tools are becoming more reliable, efficient and quiet. At the same time, prices are becoming more competitive as power tool companies are vying to gain market share. Moreover, as brand delineation becomes more challenging, pricing becomes more competitive, thus further increasing the drive to gain market share.

     We believe that our ability to compete successfully depends on a number of factors, including: (1) our ability to continually provide the customer with value by offering quality products at prices lower than the prices usually charged for name brand products; and (2) maintaining a flexible product line and quickly adapting to the changing needs and tastes of the market.

          Possible Acquisitions
         --------------------
     If we believe a favorable opportunity to acquire a retailer of power tools exists, we anticipate that we will enter into discussions with the owners of such businesses regarding the possibility of an acquisition by the Company. As of the date hereof, we do not have any agreements or pending acquisitions and have not entered into any letters of intent with respect to pending acquisitions. No assurance can be given that we will identify satisfactory acquisition candidates or, if identified, that we will be able to consummate an acquisition on terms acceptable to us.


Holland-American.com
--------------------

         Product Offerings
         -----------------

     Holland American International Specialties created an online division to respond to the needs of the emerging online specialty foods segment. Since October 1998, Holland-American.com has been an online purveyor of imported and domestic specialty gourmet foods. We sell specialty products, such as condiments, sauces and toppings, entrees, prepared foods and soups, breads, pasta, grains and beans, crackers/snacks, desserts and confections and oils and vinegar. We intend to increase our sales volume significantly in the next twelve months once sufficient capital resources are available by increasing our marketing efforts to reach a broader audience.

     Our in-stock merchandise is carried entirely by our fulfillment center at no extra charge to us. Holland-American.com acts as an online distribution agent for Holland American International Specialties. This fulfillment arrangement with Holland American International Specialties negates any necessity for us to carry inventory. As part of our fulfillment arrangement, Holland American International Specialties ships all merchandise purchased from the Holland-American.com site directly to customers eliminating any need for us to maintain costly operational overhead. As a result of this arrangement, we don't have to take title to the merchandise we sell and we don't have to purchase merchandise or maintain inventory online. Since Holland-American.com is merely an online agent for our fulfillment center, we only derive our revenues from our agreed upon commissions earned on each merchandise sold and not on the aggregate sales price of a sale transaction.

     We believe that we have maintained a positive relationship with Holland American International Specialties. As a result, we act as their exclusive online agent for all their products. We view Holland-American.com as an integral part of our e-commerce strategy since it gives us an online presence in the emerging specialty gourmet foods industry.


          Specialty Foods Industry
         ------------------------

                  Specialty Food Market Today

     The products we sell are known as "gourmet and specialty food," defined by the industry as a whole as distinctive food of high quality. This includes traditional gourmet food and confections. This category also includes branded specialty products which are available in specialty restaurants or retail shops. Our criteria for determining whether to classify a food product as gourmet or specialty include:

     o    cost of ingredients;

     o    cost of processing;

     o    freshness/perishability;

     o    uniqueness;

     o    newness/cutting edge;

     o    cost of packaging; and

     o    cost of importation/distribution.

     We work closely with our fulfillment center, Holland American International Specialties, in selecting products for our Web site.

                  Retail Market

     The retail food market involves the sale of food products to individual consumers and households. The gourmet and specialty food industry is a sizable segment of the United States retail food market. Currently, specialty food is principally sold through the following retail channels:

     o    supermarkets;

     o    gourmet and specialty food stores;

     o    mail order catalogs;

     o    department stores;

     o    television shopping channels; and

     o    discount warehouse retailers.

     The combination of the size of the specialty food market and the growth of online shopping have created what we believe to be a sizable market opportunity.

                  Wholesale Market

     The wholesale market consists of specialty food retailers, gift shops, caterers, restaurants and other resellers of specialty food products. Traditionally, suppliers of specialty food have distributed their products either by using a food broker to sell to retailers at wholesale prices, or by selling their products to specialty food distributors who in turn sell to retailers. In these arrangements, food brokers generally receive a commission on the wholesale price and distributors generally purchase the product at a discount from the supplier's wholesale price. The assortment of specialized food brokers and distributors that currently supports the industry is highly fragmented. As a result, we believe that many retail outlets for specialty food products are underserved or have limited access to these food brokers and distributors.

                  Online opportunity in Specialty Foods

     In both the retail and wholesale markets, we believe electronic commerce offers opportunities to improve the specialty food shopping experience and selection. We believe traditional specialty food businesses face a number of challenges in providing a satisfying experience:

     o the specialty food market is highly fragmented with no single dominant retailer or wholesaler, and we estimate there are at least 5,000 suppliers throughout the United States;

     o this fragmentation leaves both retail and wholesale customers without access to a broad base of specialty food products;

     o distributors who carry specialty food products are limited in the products they can offer by inventory holding costs, inventory spoilage and warehouse size, which restricts the supply and selection available for customers;

     o mail order catalogs are not updated as inventory level or consumer demand changes and are expensive to produce and mail; and

     o traditional retail stores have costs associated with occupying and operating a physical store and selection is limited by the size of the store and inventory considerations.

     We believe that sales of gourmet and specialty food over the Internet provides a means to address many of these challenges.

        Customers and Marketing

     Specialty foods are value-added, premium-priced items that are specifically targeting consumers who are willing to pay a premium. The Company's primary target market consists of discriminating consumers who seek imported specialty gourmet foods.

     We also have a potential to market to multiple secondary target markets in the wholesale sector. Such potential customers include corporate coffeehouses, restaurant chains, gift shops, supermarkets, grocery stores, institutional accounts and other specialty stores.

     The cornerstone in our marketing strategy is the knowledge of our fulfillment center's personnel of the consumer. We believe that tomorrow's specialty food consumer will have a broader age range from teens to elderly and will be more health conscious and adventurous when it comes to specialty foods products. According to the International Dairy-Deli-Bakery Association's report, the next generation will have aslant toward global environmentalism, blurred political boundaries and cross-cultural values. In terms of the food consumer of tomorrow, the report found that "clean" or "organic" food will be in great demand as baby boomers and young people, with their concern for the environment, do more shopping.

     The development of the Holland-American.com market potential is predicated upon the establishment of a diversified product portfolio capable of serving the different types of imported specialty gourmet food needs of its target customers.

     We believe that convenience is the driving force spurring the desires of America's specialty gourmet food product needs. Our commitment to carrying a comprehensive product line, making shopping a fun and easy experience for the consumer and shipping orders in a timely manner will play a critical role in reaching our objectives.

         Competition
         -----------

     We operate in a competitive environment. The industry is dominated by large regional retail establishments such as Whole Foods Market, Wild Oats, Trader Joe's, Gelson's and Bristol Farm that rely heavily on aggressive marketing campaigns and customer referrals. Many of these traditional retailers offer diverse product lines and competitive pricing. Certain of these competitors such as Whole Foods Market, Wild Oats and Bristol Farms, market and sell their products over the Internet.

     We enjoy two competitive advantages over these larger, regional firms: (1) More diverse product lines, enabling the Company to act as a single-source provider for all the customer's specialty foods needs; and (2) the convenience of online shopping.

         Possible Acquisitions
         --------------------

     We intend to consider potential acquisitions to attempt to increase our market share and revenues. To date, we have not entered into discussions with any specific acquisition candidates. No assurance can be given that we will identify satisfactory acquisition candidates or, if identified, that we will be able to consummate an acquisition on terms acceptable to us.


Soccersite.com
--------------

         Product Offerings
         -----------------

     Soccersite.com is a content-oriented and e-commerce Internet site with over 400 pages of information about the sport of soccer. We provide traditional news on recent professional soccer games, and we allow visitors to post amateur league and tournament information and training camps. We also provide a forum for coaches to interact with players and other coaches. We also host a special section that caters to young soccer enthusiasts. In addition, we provide a search capacity for visitors to explore specific topics. All content information is provided free of charge to the visitor.

     To capitalize on the retail opportunities associated with our web site, we created SoccerMall, an e-commerce retailer of soccer-related merchandise and apparel. All orders to SoccerMall are fulfilled directly by us through our relationship with a local distributor in Annapolis, Maryland. Our in-stock merchandise is carried entirely by our fulfillment center at no extra charge to us. Soccersite.com acts as an online distribution agent for the local Annapolis distributor. This fulfillment arrangement with this local distributor negates any necessity for us to carry inventory. As part of our fulfillment arrangement, the local distributor ships all merchandise purchased from the Soccersite.com site directly to customers eliminating any need for us to maintain costly operational overhead. As a result of this arrangement, we don't have to take title to the merchandise we sell and we don't have to purchase merchandise from the local distributor every time we sell products online. Since Soccersite.com is merely an online agent for our fulfillment center, We only derive our revenues from our agreed upon commissions earned on each merchandise sold and not on the aggregate sales price of a sale transaction.

         Soccer Industry
         ---------------
     Widely regarded as the world's most popular sport, soccer is growing at a rapid pace in the United States. Largely attributed to the expansive Latino immigrant fan base, Southern California has become the epicenter for the soccer community in North America. According to the Los Angeles Times, attendance at international soccer games hosted in Los Angeles is up over 200% from its introduction in 1997. In comparison to other professional Los Angeles sports teams, the L.A. Galaxy (Major League Soccer professional team) consistently drew larger home game crowds than any other local team except the Los Angeles Dodgers with the local fan base largely comprised of members of the Latino community. Strategy Research Corp., a leading industry association which tracks trends in the Latino community, estimates the Southern California Latino consumers yield a collective buying power of $57 billion.

         Customers and Marketing
         -----------------------
     To  date,  we  have  had  no  targeted  marketing  campaign.   Nonetheless,
word-of-mouth advertising and traffic generated by search engines, have resulted in nearly one million visitors to the web site in the past year.

     In addition to retail sales through SoccerMall, we sell advertising space on the web site to merchants and manufacturers.

     We are currently developing a marketing strategy designed to attract more consumers to the web site, build greater advertising opportunities and further advance the sport of soccer. This strategy will likely include sponsoring
amateur  and   professional   soccer  events,   advertising  in  major  industry
publications   and   participating   in   cooperative   ventures  with  industry
associations.

         Competition
         -----------
     There are numerous soccer-related organizations which have a presence on the Internet. Most web sites are retail e-commerce websites offering soccer merchandise and apparel. There are a smaller number of web sites that look to combine a content-oriented format with the convenience of retail, including Soccerweek.com and Soccermadness.com.

         Acquisition Strategy
         --------------------
     We believe there are acquisition opportunities among the providers of value added information about the sport of soccer. In furtherance of our acquisition strategy, we anticipate reviewing and conducting investigations of potential acquisitions. If we believe a favorable opportunity exists, we anticipate that we will enter into discussions with the owners of such businesses regarding the possibility of an acquisition by us. As of the date hereof, we do not have any agreements or pending acquisitions and have entered into any letters of intent with respect to pending acquisitions. No assurance can be given that we will identify satisfactory acquisition candidates or, if identified, that we will be able to consummate an acquisition on terms acceptable to us.

FACILITIES

        We lease our principal executive offices, as well as our administrative offices, which are located in a 1,084 square feet office facility in Encino, California at an annual rent of $24,715.20. This facility also houses our customer service, administrative and corporate center functions for Greatools.com Soccersite.com and Holland-American.com. This lease will expire in June 2001.

        We also own a 12,000 square feet office building in Martinsville, Virginia which serves as Neocom's principal executive offices. This facility houses Neocom's customer service, administrative and corporate functions. Neocom's principal noteholders have a senior lien on the property. The lien on the property was a result of the working capital credit facility taken by Neocom against the property. The bank note is payable in monthly principal and interest installments of $6,400 or $76,800 per annum with the balance due September 2003.

        In addition, we lease a 7,200 square feet office facility in Lynchburg, Virginia which serves as FRE Enterprises and Computers By Design's executive offices. This facility houses Lynchburg.net's customer service, administrative and corporate functions at an annual rent of $46,200.

        Our annual rents are subject to adjustments. We anticipate that we will require additional space for our ISP operations as we expand, and we believe that we will be able to obtain suitable space as needed on commercially reasonable terms.


EMPLOYEES

As of March 31, 2001, we employed 35 full time individuals. We have 7 in management, 3 in sales and marketing and 25 in administration. Our employees are not unionized, and we consider our relations with our employees to be favorable.


LEGAL PROCEEDINGS

The Company is not involved in any material pending legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information with respect to our directors and executive officers.

    Name                                Age(1)            Position
---------------                        ------          -------------------
Frederick T. Manlunas                    32            Chairman of the Board and
                                                       Managing Director

Clinton J. Sallee                        28            President and Chief
                                                       Executive Officer

Kevork Zoryan                            27            Director

----------------------


(1) Ages are given as of March 31, 2001


FREDERICK T. MANLUNAS, has been a Director of the Company since October of 1998 and has served as the Company's Chairman of the Board since July 1999. Mr. Manlunas has managed Gateway Holdings, Inc., a private equity fund based in Los Angeles since 1995. Prior to founding Gateway, Mr. Manlunas was an Associate with Arthur Andersen LLP's Retail Management Consulting division from 1991 to 1995. Mr. Manlunas also serves as Director for MenuDirect, Inc., a Delaware corporation, Global Sourcing Group, a Delaware corporation and Xcel Medical Pharmacy, a California corporation. Mr. Manlunas received a Bachelor of Science degree in Journalism from Florida International University and he earned a Masters of Business Administration degree from Pepperdine University.

CLINTON J. SALLEE has been a Director of the Company since May of 1999 and has served as the Company's President and Chief Executive Officer since July 1999. In 1996, Mr. Sallee founded Sallee Zoryan, a concept development firm, where he served as President since inception. Prior to founding Sallee Zoryan, Mr. Sallee was an Associate with W.E. Myers & Company, a boutique investment bank, specializing in industry consolidations. Mr. Sallee earned a Bachelor of Science degree in Business Administration from the Marshall School of Business at the University of Southern California in 1994.

KEVORK A. ZORYAN has been a Director of the Company since July of 1999. From March 1997 to July 1999, Mr. Zoryan served on the acquisition team of the Morgan Stanley Real Estate Fund, a leading international private equity real estate investment fund. From March 1995 to May 1996, Mr. Zoryan served as an analyst of the JE Robert Companies, and from June 1993 to February 1995, as a staff analyst with Ernst & Young. Mr. Zoryan co-founded Sallee Zoryan, a concept development firm in 1996, and currently serves as its Partner. Mr. Zoryan earned a BS in Business Administration from the Marshall School of Business at the University of Southern California in 1994. He currently attends the Harvard Business School as a member of the MBA Class of 2001.

Kevin Pickard of Pickard & Company, CPA's, P.C. is serving as a financial consultant to the Company. Pickard & Company, CPA's, P.C. is an accountancy firm based in Valencia, California.


EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

The following table summarizes the compensation paid to our chief executive officer and each executive officer with a salary in excess of $100,000 for each of the last three fiscal years.

                           SUMMARY COMPENSATION TABLE

                                Annual Compensation                                   Long Term Compensation
                      -------------------------------------------------- --------------------------------------------------
                                                             Other        Restricted
                                                             Annual         Stock        Options      LTIP        All Other
Position               Year     Salary ($)    Bonuses($)  Compensation($)  Awards($)     SARs(#)    Payouts ($)  Compensation
--------               ----     ----------    ----------  --------------  -----------    -------    -----------  ------------
Frederick T.           1998     $ 96,000         --           --              --          --           --           --
Manlunas               1999       91,500         --           --              --          --           --           --
Chairman of the        2000(1)      --           --          268,068          --          --           --           --
Board                  2001      250,000         --           --              --          --           --           --

Clinton J.             1999         --           --                       2,000,000       --           --           --
Sallee                 2000(2)    19,000         --          332,268          --          --           --           --
President & Chief      2001      250,000         --           --              --          --           --           --
Executive Officer

--------------------
(1) Mr. Frederick Manlunas was awarded shares in our common stock in lieu of cash compensation.

(2) Mr. Clinton J. Sallee was awarded shares in our common stock in lieu of cash compensation.

     The Company currently has no long-term compensation, annuity, pension or retirement plans.

DIRECTOR COMPENSATION

     Our directors do not receive any compensation other than their salaries as officers of the Company.

BOARD COMMITTEES; COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Our Board of Directors has not established any committees. No executive officer of our company has served as a director or member of the compensation committee of any other entity whose executive officers served as a director of our company.


                     PRINCIPAL AND SELLING SECURITY HOLDERS

         The following table sets forth information as of March 31, 2001 with respect to the beneficial ownership of our common stock both before and immediately following the offering by:

         o each person known by us to own beneficially more than five percent, in the aggregate, of the outstanding shares of our common stock,

         o    the selling security holders in this offering,

         o each of our directors and our named executive officers in the summary compensation table above, and

         o    all executive officers and directors as group.

         The following calculations of the percentages of outstanding shares are based on 62,162,277 shares of our common stock outstanding as of February 7, 2001. We determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission, which generally require inclusion of shares over which a person has voting or investment power. Share ownership in each case includes shares issuable upon exercise of outstanding options and warrants or conversion debentures and interest payable thereon that are convertible within sixty days of January 15, 2001, as described in the footnotes below. Percentage of ownership is calculated pursuant to Securities and Exchange Commission Rule 13d-3(d)(i).

         Amounts shown in the table as beneficially owned by New Millennium Capital Partners and AJW Partners, LLC or the debenture investors, are determined in part based upon the terms of convertible debentures and related warrants held by these two debenture investors as of the date of the table. Beneficial ownership amounts for New Millennium Capital Partners, LLC and AJW Partners, LLC, include shares of common stock underlying the remaining amount of $774,000 of convertible debentures in connection with our May 2000 and August 2000 debenture offering.

Recent Financing

         In May 2000 AJW Partners, LLC and New Millennium Capital Partners, LLC purchased an aggregate of $500,000 of 12% Convertible Debentures and warrants to purchase, respectively, a total of 250,000 and 250,000 shares of common stock from us in a private placement transaction. Again in August 2000, AJW Partners, LLC and New Millennium Capital Partners, LLC purchased an additional $500,000 of 12% Convertible Debentures and warrants to purchase, respectively, a total of 250,000 and 250,000 shares of common stock from us in a private placement transaction similar to the terms of the May 2000 private placement.

         The Debentures are convertible into shares of our common stock, at the option of the holder at any time and from time to time after the date when the debentures were issued, at a conversion price equal to the lower of (i)$0.70 per share and (ii)60% of the lowest three inter-day trading prices of our common stock during the twenty trading days preceding the date of conversion. The warrants issued to AJW Partners and New Millennium Capital Partners II are each exercisable at an exercise price per share of $0.77. Interest on the Debentures is payable on a quarterly basis on March 31, June 30, September 30 and December 31 of each year while such debentures are outstanding and on each date of conversion, whichever occurs earlier. Interest may be paid, at our option, in cash or common stock. The Debentures are redeemable under certain circumstances as stated in the Convertible Debenture.

         Each holder of the Debenture may not convert its securities into shares of our common stock if after the conversion, such holders, together with any of its affiliates, would beneficially own over 4.999% of the outstanding shares of our common stock. This restriction may be waived by each holder on not less than 5 days notice to us. Since the number of shares of our common stock issuable upon conversion of the Debentures will change based upon fluctuations of the market price of our common stock prior to conversion, the actual number of shares of our common stock that will be issued under the Debentures, and consequently the number of shares of our common stock that will be beneficially owned by AJW Partners and New Millennium Capital Partners cannot be determined at this time. Because of this fluctuating characteristic, we agreed to register a number of shares of our common stock that exceeds the number of our shares of common stock currently beneficially owned by AJW Partners and New Millennium Capital Partners. The number of shares of our common stock listed in the table as being beneficially owned by AJW Partners and New Millennium Capital Partners includes the shares of our common stock that are issuable to AJW Partners and New Millennium Capital Partners subject to the 4.999% limitation, upon conversion of their debentures and exercise of their warrants. However, the 4.999% limitation would not prevent AJW Partners and New Millennium Capital Partners from acquiring and selling in excess of 4.999% of our common stock through a series of conversions and sales under the debentures and acquisitions and sales under the warrants.

         In light of the above discussion regarding the terms of the debentures and warrants, the number of shares shown in the table as beneficially owned by each debenture investor represents a good faith estimate of the number of shares of common stock issuable upon conversion of the debentures and upon exercise of the warrants as of the date of the table and has not been calculated in strict compliance with Rule 13d-3.

         We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling security holders, but we will receive proceeds from the exercise, if any, of the warrants whose underlying shares are offered under this prospectus, and we will record a reduction in indebtedness to the debenture investors upon conversions, if any, of the debentures whose underlying shares are offered under this prospectus. We intend to use any proceeds we receive for general corporate purposes.

         We have agreed to pay the expenses, other than broker discounts and commissions, if any, in connection with this prospectus. We have agreed to prepare and file all amendments and supplements to the registration statement of which this prospectus is a part as may be necessary in accordance with the rules and regulations of the Securities Act of 1933, as amended, to keep it effective until the earlier to occur of the following:

         o The date as of which all shares of common stock offered under this prospectus may be resold in a public transaction without volume limitations or other material restrictions without registration under the Securities Act, including without limitation, pursuant to Rule 144 under the Securities Act; and

         o The date as of which all shares of common stock offered under this prospectus have been resold.


         The number of shares being offered by the selling security holders represents (i) 200% of the shares of common stock issuable to the selling security holders upon conversion of debentures and as payment of principal and interest thereunder and (ii) the shares of common stock issuable to selling security holders upon exercise of warrants issued to the selling security holders.

         Because the number of shares of common stock issuable upon conversion of the debentures and as payment of interest thereon is dependent in part upon the market price of the common stock prior to a conversion and is subject to certain conversion limitations described elsewhere in this prospectus, the actual number of shares of common stock that will then be issued in respect of such conversions or interest payments and, consequently, offered for sale under this registration statement, cannot be determined at this time. We have contractually agreed to include herein 10,700,000 shares of common stock issuable upon conversion of the debentures, payment of interest thereunder and exercise of the warrants issued to the selling security holders and have disregarded the conversion limitations for purposes of the table below.

                                                  Shares of Common            Shares of Common
                                                  Stock Beneficially            Stock Being            Shares of Common
     Name and Address of                             Owned Prior              Offered Pursuant       Stock Beneficially Owned
     Beneficial Owner                              to this Offering           to this Prospectus      After this Offering(2)
     -------------------                       ------------------------       ------------------     ------------------------
                                                Number          Percent                               Number      Percent
                                                ------          -------                              ------       ------
Frederick T. Manlunas
16133 Ventura Blvd., Suite 635
Encino, California  91436.............          9,579,805       14.48%              -                 9,579,805   12.46%

Clinton J. Sallee
16133 Ventura Blvd., Suite 635
Encino, California  91436.............          8,410,916       12.71%               -                8,410,916   10.94%

Kevorak Zoryan
16133 Ventura Blvd., Suite 635
Encino, California  91436.............               -            -                  -                   -           -

Pickard & Company
28245 Avenue Crocker, Suite 220
Valencia, California  91355...........            735,000         *              300,000                365,000      *

Frank and Julie Erhartic
7109 Timberlake Road
Lynchburg, VA  24502 .................         12,437,985        18.80%               -              12,437,985   16.18%

AJW Partners, LLC
155 First Street, Suite B
Mineola, NY 11501.....................          4,365,000(1)(3)  4.99%(1)      4,365,000(5)             -            -

New Millenium Capital Partners II, LLC
155 First Street, Suite B
Mineola, NY 11501.....................         10,185,000(1)(4)  4.99%(1)     10,185,000(5)             -            -


All directors and executive
officers as a group
(3 persons)...........................         30,428,706       45.98%               -               30,428,706   39.58%

---------------
*    Less than 1%.

(1)  Includes  the shares of our common  stock  issuable to AJW Partners and New
Millennium  Capital  Partners  II,  subject  to  the  4.999%  limitation,   upon
conversion of its debentures and exercise of its warrants.

(2) Assumes that all of the shares being offered are sold pursuant to this prospectus.

(3) Represents 1,155,000 shares currently owned, 2,960,000 shares of common stock issuable upon conversion of debentures and as payment of interest thereon and 250,000 shares of common stock issuable upon exercise of warrants.

(4) Represents 2,695,000 shares currently owned, 7,240,000 shares of common stock issuable upon conversion of debentures and as payment of interest thereon and 250,000 shares of common stock issuable upon exercise of warrants.


(5) Pursuant to the Registration Rights Agreement between us and the debenture holders, we are required to register such number of shares of common stock equal to the sum of (i)200% of the number of shares of common stock issuable upon conversion in full of their debentures, assuming for such purposes that all interest is paid in shares of our common stock, that the Debentures are outstanding for one year and that such conversion occurred at a price equal to the lesser of (a)$0.70 and (b)60% of the average of the lowest three inter-day prices (which need not occur on consecutive trading days) during the ten trading days immediately preceding the closing date and (ii)the number of shares of common stock issuable upon exercise in full of the warrants.


                      DESCRIPTION OF CONVERTIBLE DEBENTURES

     The securities being offered by the selling security holders consist of shares of common stock that are issuable upon the conversion of convertible debentures and upon the exercise of warrants that we issued in a private offering in May 2000. The debentures are in the original principal amount of $500,000 and bear interest at a rate of 12% per annum. The warrants to purchase an aggregate of 250,000 shares of our common stock at an initial exercise price of $0.77 per share.

     In addition, the securities being offered by the selling security holders also consist of common stock that are issuable upon the conversion of convertible debentures and upon the exercise of warrants that we issued in a follow-on private offering in August 2000. The additional debentures are in the original principal amount of $500,000 and bear interest at a rate of 12% per annum. The warrants to purchase an aggregate of 250,000 shares of our common stock at an initial exercise price of $0.77 per share.

     The debentures are convertible into common stock at a rate equal to the lowest of $.70 or 60% of the average of the three lowest closing bid price for the common stock during the 20 trading days immediately preceding the conversion date.

     However, the debentures may not be converted into common stock, nor may the holder receive shares in payment of interest, if the debenture holder and any affiliate would, as a result, beneficially own more than 4.999% of our company's issued and outstanding shares of common stock. This limitation could be waived by the holder as to itself by giving 5 days' prior notice to us. Further, as a separate restriction, a holder may not convert the debentures into common stock, nor may the holder receive shares in payment of interest, if as a result, he together with his affiliates would beneficially own in excess of 9.999% of our company's issued and outstanding common stock. This provision can also be waived by the holder as to itself by giving 15 days' prior notice to us. However, the conversion limitations do not preclude a holder from converting and selling all or a portion of the outstanding principal amount of the debentures that would result in the beneficial ownership by such holder of less than 4.999% of 9.999% (as applicable) of the shares of common stock then outstanding, and thereafter converting and selling an additional similar portion of its holdings. In this manner such holder could over time receive and sell a number of shares of common stock in excess of 4.999% or 9.999% (as applicable) of the shares of common stock outstanding while never beneficially owning more than 4.999% or 9.999% (as applicable) at any one time.

     The number of shares being offered by the selling security holders represents (i) 200% of the shares of common stock issuable to the selling security holders upon conversion of the debentures and as payment of interest thereunder and (ii) the shares of common stock issuable to selling security holders upon exercise of the warrants issued to the selling security holders. Because the number of shares of common stock issuable upon conversion of the debentures and as payment of interest thereon is dependent in part upon the market price of the common stock prior to a conversion, the actual number of shares of common stock that will then be issued in respect of such conversions or interest payments and, consequently, offered for sale under this registration statement, cannot be determined at this time. We have contractually agreed to include herein 10,700,000 shares of common stock issuable upon conversion of the debentures, payment of interest thereunder and exercise of the warrants issued to the selling security holders.

     This prospectus does not cover the sale or other transfer of the debentures or warrants. If a selling security holder transfers its debentures or warrants prior to conversion or exercise, the transferee of the debentures or warrants may not sell the shares of common stock issuable upon conversion or exercise of the debentures or warrants under the terms of this prospectus unless this prospectus is appropriately amended or supplemented by us.

     For the period a holder holds our debentures or warrants, the holder has the opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership of the shares of common stock issuable upon conversion of the debentures or exercise of the warrants. The holders of the debentures and warrants may be expected to voluntarily convert their debentures or exercise their warrants when the conversion or exercise price is less than the market price for our common stock. Further, the terms on which we could obtain additional capital during the period in which the debentures or warrants remain outstanding may be adversely affected.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Effective as of September 30, 1999 we sold the non-Internet assets of Holland American International Specialtiests IFCO Group, LLC, whose members consist of certain shareholders of the Company, including Frederick T. Manlunas, our Chairman of the Board. We retained the assets consisting of the Internet web site Holland-American.com. Holland American International Specialties will continue to serve as Holland-American.com's exclusive fulfillment center. The purchase consideration for the non-Internet assets of Holland American International Specialties was $900,000 and was based upon a business appraisal by an independent third party appraiser. The consideration included $200,000 which was to be offset against the Company's liability to Mr. Manlunas for services rendered in connection to the acquisition of Sitestar, Inc., the assumption of $654,000 of liabilities and a promissory note in the amount of $46,000. The note bears interest at a rate of 8% per annum, and is payable in annual installments of $15,333, and is due and payable on September 30, 2002. The note is secured by HAIS' accounts receivable and inventory.

     On September 30, 1999, we sold our minority equity interest in Sierra Madre Foods to IFCO Group, LLC for $200,000. The consideration was paid in the form of assumption of $160,000 of debt related to the investment and the balance of $40,000 was paid by a promissory note payable in three annual installments of $13,334 each. The note bears interest at a rate of 8% per annum. The purchase consideration was equal to our original investment in January 1999.

     On July 1999, a majority of our shareholders, including our Chairman Mr. Manlunas, acquired all the issued and outstanding shares of Sitestar, Inc.. , a Delaware corporation, in exchange for 3,491,428 shares of our Common Stock owned by those shareholders. Simultaneous with the closing of this transaction, those shareholders contributed the issued and outstanding shares of Sitestar, Inc. to us as contributed capital. Sitestar, Inc. is a Web development, design and hosting company formed in 1996 and is based in Annapolis, Maryland.

     In August 1999, we acquired substantially all of the assets of Greattools.com in exchange for 49,000 shares of our Common Stock. We acquired the assets of Greattools.com from Global Sourcing Group, Greattools.com's current fulfillment center. Gateway Holdings, Inc., a private investment company managed by our Chairman Frederick Manlunas, has a 14.6% equity ownership in Global Sourcing Group.

     In January 1999, Mr. Manlunas, a major stockholder of the Company, loaned $80,300 to the Company for use as working capital based on an oral agreement. The amounts owed to Mr. Manlunas are not accruing interest, and are due and payable upon demand. To date, the Company has made no payments to Mr. Manlunas in satisfaction of this obligation.

     In October 2000, we issued 100,000 shares of our common stock to Clinton J. Sallee, our president and chief executive officer, valued at $21,000 in lieu of back and accrued compensation. The issuance of these shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof.

     In December 2000, we issued 5,584,746 shares of our common stock to Frederick Manlunas, our Executive Chairman, valued at $268,068 in lieu of back and accrued compensation. The issuance of these shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof.

     In December 2000, we issued 6,484,746 shares of our common stock to Clinton
J. Sallee, our president and chief executive officer, valued at $311,268 in lieu of back and accrued compensation. The issuance of these shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof.


                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     We are authorized to issue 300,000,000 shares of common stock, par value $0.001 per share. Holders of common stock are entitled to one vote for each share held of record on all matters on which the holders of common stock are entitled to vote. There are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of common stock are, and the common stock issuable pursuant to this registration statement will be, when issued, fully paid and non-assessable.


PREFERRED STOCK

     We are authorized to issue 30,000,000 shares of "blank check" preferred stock, par value $0.001 per share, in one or more series from time to time with such designations, rights and preferences as may be determined from time to time by the Board of Directors, including, but not limited to (i) the designation of such series; (ii) the dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes or series of our capital stock and whether such dividends shall be cumulative or non-cumulative; (iii) whether the shares of such series shall be subject to redemption for cash, property or rights, including securities of any other corporation, by Sitestar or upon the happening of a specified event and, if made subject to any such redemption, the times or events, prices, rates, adjustments and other terms and conditions of such redemption; (iv) the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series (v) whether or not the shares of such series shall be convertible into, or exchangeable for, at the option of either the holder or Sitestar or upon the happening of a specified event, shares of any other class or classes or of any other series of the same class of Sitestar's capital stock and, if provision be made for the conversion or exchange, the times or events, prices, rates, adjustments and other terms and conditions of such conversions or exchanges;
(vi) the restrictions, if any, on the issue or reissue of any additional preferred stock; (vii) the rights of the holders of the shares of such series upon the voluntary or involuntary liquidation, dissolution or winding up of Sitestar; and (viii) the provisions as to voting, optional and/or other special rights and preferences, if any, including, without limitation, the right to elect one or more directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a way of discouraging, delaying or preventing an acquisition or change in control of Sitestar.


                          TRANSFER AGENT AND REGISTRAR

     The stock transfer agent and registrar for our common stock is Pacific Stock Transfer Company, Las Vegas, Nevada.


                                  LEGAL MATTERS

     Certain legal matters with respect to the legality of the Shares offered pursuant to this prospectus will be passed upon for us by our counsel, Sklar Warren Conway & Williams, LLP, Las Vegas, Nevada.


                                     EXPERTS


     The consolidated financial statements of Sitestar Corporation and subsidiaries for the year ended December 31, 1999 have been included in this prospectus and in the registration statement in reliance upon the report of Merdinger, Fruchter, Rosen & Corso, LLP, independent certified public accountants, appearing elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing. The consolidated financial statements of Sitestar Corporation and subsidiaries for the year ended December 31, 2000 have also been included in this prospectus and in the registration statement in reliance upon the report of Stonefield Josephson, Inc., independent certified public accountants, appearing elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form SB-2 under the Securities Act of 1933, and the rules and regulations enacted under its authority, with respect to the common stock offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the full text of the contract or other document which is filed as an exhibit to the registration statement. Each statement concerning a contract or document which is filed as an exhibit should be read along with the entire contract or document. For further information regarding us and the common stock offered in this prospectus, reference is made to this registration statement and its exhibits and schedules. The registration statement, including its exhibits and schedules, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 50 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these documents may be obtained from the Commission at its principal office in Washington, D.C. upon the payment of the charges prescribed by the Commission.

     The Commission maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The Commission's address on the World Wide Web is http://www.sec.gov.

     All trademarks or trade names referred to in this prospectus are the property of their respective owners.

Item 7.  Financial Statements


                                      INDEX



                                                                    Page
                                                                    ----
INDEPENDENT AUDITORS' REPORT

   Report on financial statements as of and for the year            F-1
   ended December 31, 2000

   Report on financial statements for the year ended
   December 31, 1999                                                F-2

FINANCIAL STATEMENTS

   Consolidated Balance Sheet as of December 31, 2000               F-3 - F-4

   Consolidated Statements of Operations for the Years
      Ended December 31, 2000 and 1999                              F-5

   Consolidated Statement of Stockholders' Equity for the
      Years Ended December 31, 2000 and 1999                        F-6

   Consolidated Statements of Cash Flows for the Years
      Ended December 31, 2000 and 1999                              F-7 - F-8

   Notes to Consolidated Financial Statements                       F-9 - F-28

                          INDEPENDENT AUDITORS' REPORT


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
SITESTAR CORPORATION

We  have  audited  the  accompanying  consolidated  balance  sheet  of  Sitestar
Corporation and subsidiaries as of December 31, 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sitestar Corporation and subsidiaries as of December 31, 2000, and the results of their consolidated operations and their consolidated cash flows for the year ended December 31, 2000, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1, the Company's recurring losses and negative cash flow from operations and its negative working capital raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                    STONEFIELD JOSEPHSON, INC.
                                    Certified Public Accountants


Santa Monica, California
March 23, 2001

                          INDEPENDENT AUDITORS' REPORT


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
SITESTAR CORPORATION

We have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows of Sitestar Corporation and Subsidiaries and for the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of consolidated operations and cash flows of Sitestar Corporation and subsidiaries for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1, the Company's recurring losses and negative cash flow from operations and its negative working capital raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.





                                    MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
                                    Certified Public Accountants


Los Angeles, California
April 8, 2000

                      SITESTAR CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 2000


                                     ASSETS

CURRENT ASSETS
   Cash and cash equivalents                                          $  289,294
   Marketable securities at market                                       563,811
   Accounts receivable, less allowance for
     doubtful accounts of $284,800                                       183,855
   Inventory                                                              92,863
  Other current assets                                                   100,859
                                                                      ----------
     Total current assets                                              1,230,682


PROPERTY AND EQUIPMENT, net                                              508,009
CUSTOMER LIST, net of accumulated amortization
   of $943,470                                                         1,193,530
EXCESS OF COST OVER FAIR VALUE OF
   NET ASSETS ACQUIRED, net of accumulated
   amortization of $640,601                                            2,185,457
OTHER ASSETS                                                             317,315
                                                                      ----------

TOTAL ASSETS                                                          $5,434,993
                                                                      ==========



The accompanying notes are an integral part of these consolidated financial statements

                      SITESTAR CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED BALANCE SHEET, Continued
                                DECEMBER 31, 2000

                      LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES
   Accounts payable and accrued expenses                           $    409,629
   Deferred revenue                                                     222,041
   Income taxes payable                                                  92,000
   Convertible debentures                                               756,500
   Note payable - stockholders, current portion                         136,874
   Notes payable, current portion                                        49,124
   Capital lease obligations, current portion                            27,809
                                                                   ------------

     Total current liabilities                                        1,693,977

NOTES PAYABLE - STOCKHOLDERS, less current portion                       51,308
NOTES PAYABLE, less current portion                                     427,696
CAPITAL LEASE OBLIGATIONS, less current portion                          23,842
                                                                   ------------

TOTAL LIABILITIES                                                     2,196,823
                                                                   ------------
COMMITMENTS AND CONTINGENCIES (Note 8)                                     --

STOCKHOLDERS' EQUITY
   Preferred Stock, $.001 par value, 10,000,000 shares
     authorized, 0 shares issued and outstanding                           --
   Common Stock, $0.001 par value, 75,000,000 shares
    authorized, 62,175,638 shares issued and outstanding                 62,176
   Additional paid-in capital                                        12,467,733
   Accumulated deficit                                               (9,291,739)
                                                                   ------------

     Total stockholders' equity                                       3,238,170
                                                                   ------------
TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY                                            $  5,434,993
                                                                   ============

The accompanying notes are an integral part of these consolidated financial statements

                      SITESTAR CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                       2000            1999
                                                   ------------    ------------


REVENUE                                            $  1,934,637    $    223,749

COST OF REVENUE                                         955,592         124,859
                                                   ------------    ------------

GROSS PROFIT                                            979,045          98,890
                                                   ------------    ------------

OPERATING EXPENSES:
  Selling general and administrative expenses         3,870,022       3,217,247
  Write down of intangible assets                     1,860,000            --
  Loss from operations of business transferred
     under contractual obligations                       42,233         239,653
                                                   ------------    ------------

          TOTAL OPERATING EXPENSES                    5,772,255       3,456,900
                                                   ------------    ------------

LOSS FROM OPERATIONS                                 (4,793,210)     (3,358,010)
                                                   ------------    ------------

OTHER INCOME (EXPENSES)
  Gain on sale of assets                                363,831            --
  Gain from marketable securities                        45,811            --
  Interest expense                                     (857,919)        (13,679)
                                                   ------------    ------------

          TOTAL OTHER INCOME (EXPENSES)                (448,277)        (13,679)
                                                   ------------    ------------

LOSS BEFORE INCOME TAXES                             (5,241,487)     (3,371,689)

 INCOME TAXES                                              --              --
                                                   ------------    ------------

NET LOSS                                           $ (5,241,487)   $ (3,371,689)
                                                   ============    ============

BASIC AND DILUTED LOSS PER SHARE                   $      (0.20)   $      (0.18)
                                                   ============    ============

WEIGHTED AVERAGE SHARES
     OUTSTANDING - BASIC AND DILUTED                 26,526,529      18,932,268
                                                   ============    ============

The accompanying notes are an integral part of these consolidated financial statements

                                                 SITESTAR CORPORATION AND SUBSIDIARIES
                                            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                     Common Stock          Additional    Note
                                                  ---------------------     Paid-in     Receivable   Accumulated
                                                    Shares       Amount     Capital     Stockholder    Deficit       Total
                                                  ----------   --------   -----------   ---------   ------------  -----------
Balance at December 31, 1998, as restated
  for a 3 to 1 stock split                        18,600,036   $ 18,600   $   609,200   $(71,657)   $ ( 678,563)  $  (122,420)

Cash contribution                                                             110,275                                 110,275
Issuance of common stock for cash                     53,362         54        49,946                                  50,000
Common stock issued for professional services        564,075        564       548,678                                 549,242
Common stock issued for investment                   160,000        160       159,840                                 160,000
Contribution of Sitestar Inc. 's net asset                                     91,664                                  91,664
Payment on note receivable - stockholder                                                   2,640                        2,640
Shares issued by principal stockholders
    to employee for compensation                                            2,000,000                               2,000,000
Common stock issued in connection with
    acquisition of Neocom Microspecialists, Inc.   4,782,353      4,782     4,777,571                               4,782,353
Net loss                                                                                             (3,371,689)   (3,371,689)
                                                  ----------   --------   -----------  ---------    ------------  -----------

Balance at December 31, 1999                      24,159,826     24,160     8,347,174    (69,017)    (4,050,252)    4,252,065

Common stock issued for professional services     10,049,400     10,049       758,538                                 768,587
Common stock issued for debt and interest          7,477,685      7,479       638,011                                 645,490
Common stock issued for executive salaries         8,950,742      8,951       436,885                                 445,836
Common stock issued in connection with
    acquisition of FRE Enterprises, Inc.          12,437,985     12,437     2,475,160                               2,487,597
Cancellation of common stock outstanding            (900,000)      (900)     (899,100)                               (900,000)
Repayment of note receivable                                                               69,017                      69,017
Financing costs associated with debentures                                    711,065                                 711,065
Net loss                                                                                             (5,241,487)   (5,241,487)
                                                  ----------   --------   -----------   ---------   ------------  -----------

Balance at December 31, 2000                      62,175,638   $ 62,176   $12,467,733   $       -   $(9,291,739)  $ 3,238,170
                                                  ==========   ========   ===========   =========   ============  ===========



The accompanying notes are an integral part of these consolidated financial statements

                      SITESTAR CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                         2000            1999
                                                     -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                          $(5,241,487)   $(3,371,689)
   Adjustments to reconcile net loss
   to net cash used in operating activities:
     Depreciation and amortization expense             1,618,376        118,775
     Write down of intangible assets                   1,860,000           --
     Loss from operations of business transferred
       under contractual arrangements                     42,233        239,653
     Common stock issued for services rendered           768,587        549,242
     Common stock issued for executive salaries          445,836      2,000,000
     Common stock issued for interest expense             39,931           --
     Gain on sale of assets                             (363,831)          --
     Gain recognized on marketable securities            (45,811)          --
     Purchase of marketable securities                  (820,000)          --
     Proceeds from sale of marketable securities         302,000           --
     Charge taken for loan financing costs               713,750           --
   (Increase) decrease in:
     Accounts receivable                                 (15,254)        (2,205)
     Inventory                                            11,793           --
     Other current assets                                 (4,613)       (43,350)
   Increase (decrease) in:
     Accounts payable and accrued expenses               (38,635)       150,398
     Deferred revenue                                      8,305           (733)
     Advances from stockholder                            24,450        194,459
                                                     -----------    -----------

Net cash used in operating activities                   (694,370)      (165,450)
                                                     -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment                    (61,666)        (8,982)
   Purchase of investment                                (50,000)          --
   Cash acquired with acquisition of subsidiaries        253,385         27,026
   Repayment of advances from business transferred
     under contractual arrangements                         --           90,721
   Proceeds from sale of assets                           34,703           --
                                                     -----------    -----------

Net cash provided by investing activities            $   176,422    $   108,765
                                                     -----------    -----------


The accompanying notes are an integral part of these consolidated financial statements

                      SITESTAR CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                        2000             1999
                                                     -----------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from convertible debentures              $ 1,000,000      $    --
   Payment of debenture acquisition costs               (110,000)
   Repayment of notes payable                            (63,772)       (56,427)
   Repayment of stockholder loan                         (19,206)         2,640
   Payment on capital lease obligation                   (45,108)        (4,475)
   Proceeds from sale of common stock                       --           50,000
   Capital contribution                                     --          110,275
                                                     -----------      ---------
Net cash provided by financing activities                761,914        102,013
                                                     -----------      ---------
NET INCREASE  IN CASH
   AND CASH EQUIVALENTS                                  243,966         45,328

CASH AND CASH EQUIVALENTS -
   BEGINNING OF PERIOD                                    45,328           --
                                                     -----------      ---------
CASH AND CASH EQUIVALENTS -
   END OF PERIOD                                     $   289,294      $  45,328
                                                     ===========      =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

During the years ended December 31, 2000 and 1999, the Company paid no income taxes and interest of approximately $82,000 and $14,000, respectively.

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING TRANSACTIONS

During the year ended December 31, 2000 the Company (1) issued 10,049,400 shares of common stock for professional services valued at $768,588; (2) issued
7,477,685 shares of common stock in exchange for $605,559 in debt and liabilities and $39,931 for interest expense; (3) issued 8,950,742 shares of common stock for executive salaries of $445,836; (4) issued 12,437,985 shares of common stock for the acquisition of FRE Enterprises, Inc. at $2,487,597; and (5) canceled 900,000 shares of common stock which were previously issued in connection with the acquisition of Neocom valued at $900,000.

During the year ended December 31, 1999 the Company (1) acquired equipment totaling $18,000 with capital lease obligations; (2) issued 564,075 shares of common stock for services valued at $548,678; (3) issued 160,000 shares of common stock for a 9% investment in Qliq-on Corporation valued at $160,000; (4) issued 4,782,353 shares of common stock for the acquisition of Neocom valued at $4,782,353; and a group of stockholders contributed net assets of $91,664 from their acquisition of Sitestar Inc. as additional paid-in capital.

The accompanying notes are an integral part of these consolidated financial statements

                      SITESTAR CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

     Organization and Line of Business
     ---------------------------------
     Sitestar Corporation (formerly Interfoods Consolidated, Inc. and prior to that was formerly known as Holland American International Specialties ("HAIS")), (the "Company"), began operations on June 1, 1997, under a partnership agreement, and was incorporated in California on November 4, 1997. On July 26, 1999, the Company restated its Articles of Incorporation to change the name of the Company to "Sitestar Corporation." The Company was in the international specialty foods distribution business. In 1999, through the acquisition of two Internet Service Providers, the Company changed its focus from a food distribution company to an Internet holding company. The operations of the Company's Internet subsidiaries are located in the Mid-Atlantic region of the United States. The Company's corporate office is located in Encino, California.

     Mergers
     -------
     The Company is the successor by merger, which was effective on October 25, 1998, to White Dove Systems, Inc., a Nevada corporation ("WDVE"). The exchange rate in the reincorporating merger was one and one fifth shares of WDVE's common stock for one share of the Company's common stock. Due to WDVE's lack of business activity prior to the merger, no excess cost over fair value of net assets acquired was recorded.

     On March 20, 1998, HAIS completed a stock purchase agreement with DHS Industries, Inc. ("DHS") whereby DHS issued 31,942,950 shares of its common stock in exchange for all of the issued and outstanding common stock of HAIS. The acquisition was accounted for as a pooling of interest. However, on September 30, 1998 the agreement was rescinded and the stockholders of HAIS returned the shares of DHS for their shares of HAIS.

     Basis of Presentation
     ---------------------
     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying consolidated financial statements, the Company has recurring losses and negative cash flow from operations and at December 31, 2000 had negative working capital. However, during the last half of 2000, the Company generated positive cash flows from operations and with the acquisitions of FRE Enterprises, Inc. in November 2000, positive cash flows from operations are expected to increase. Although the Company has a working capital deficit of $463,295 at December 31, 2000, the convertible debentures of $756,500 are expected to be converted into the Company's common stock upon the completion of a Form SB-2 registering the shares underlying the conversion.

                      SITESTAR CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

NOTE 1 -  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES, continued

     Principles of Consolidation
     ---------------------------
     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, HAIS and Sitestar, Inc. to their respective dates of disposition, and Neocom Microspecialists, Inc. and FRE Enterprises, Inc. from their respective dates of acquisition. All intercompany accounts and transactions have been eliminated.

     Use of Estimates
     ----------------
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. At December 31, 2000, the Company used estimates in determining the realization of its customer list and excess cost over fair value of assets acquired. The Company estimates the recoverability of these assets by using undiscounted cash flows based on future operating activities. Actual results could differ from these estimates.

     Fair Value of Financial Instruments
     -----------------------------------
     For certain of the Company's financial instruments including cash, accounts receivable, marketable securities, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities. The amounts shown for convertible debentures, capital lease obligations and notes payable also approximate fair value because current interest rates and terms offered to the Company for similar debt are substantially the same.

     Cash and Cash Equivalents
     -------------------------
     For purposes of the statements of cash flows, the Company defines cash equivalents as all highly liquid debt instruments purchased with a maturity of three months or less, plus all certificates of deposit.

                      SITESTAR CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES, continued

     Concentration of Credit Risk
     ----------------------------
     Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and accounts receivables. The Company places its cash with high quality financial institutions and at times may exceed the FDIC $100,000 insurance limit. The operations of the Company's Internet subsidiaries are located in the Mid-Atlantic region of the United States. The Company extends credit based on an evaluation of the customer's financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses, if required.

     Marketable Securities
     ---------------------
     The Company currently classifies all its marketable securities as trading, which are presented as current assets in the accompanying consolidated balance sheet. Securities accounted for as trading include investments in common stock of publicly traded companies and are reported at fair value, adjusted for changes in market value. Realized gains and losses and unrealized holding gains and losses, net of tax, on trading securities are included in the accompanying consolidated statements of operations. Realized gains or losses on the sale of securities are determined using the specific-identification method. During the year ended December 31, 2000, the Company recognized $57,520 in realized gains on the sale of marketable securities and at December 31, 2000, the Company had recognized an unrealized loss of $11,709 related to equity securities it held at that date.

     Property and Equipment
     ----------------------
     Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on estimated useful lives from 3 to 7 years and 39 years for the building. Expenditures for maintenance and repairs are charged to operations as incurred while renewals and betterments are capitalized. Gains and losses on disposals are included in the results of operations.

                      SITESTAR CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES, continued

     Impairment of Long-Lived Assets
     -------------------------------
     In accordance with Statement of Financial Accounting Standard ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", Long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate  that the related  carrying  amounts may not be  recoverable.  The
     Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. If there are indications of impairment, the Company uses future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded asset values, the assets are written down to their estimated fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value of asset less cost to sell.

     Intangible Assets
     -----------------
     The Company continually monitors its intangible assets to determine whether any impairment has occurred. In making such determination with respect to these assets, the Company evaluates the performance on an undiscounted cash flow basis, of the intangible assets or group of assets, which gave rise to an assets carrying amount. Should impairment be identified, a loss would be reported to the extent that the carrying value of the related intangible asset exceeds the fair value of that intangible asset using the discounted cash flow method. The Company's intangible assets which consist of a customer list and excess cost over fair value of net assets acquired are being amortized over three and five years, respectively. Amortization expense for the customer list and excess cost over fair value of net assets acquired was $907,053 and $617,239, respectively, for the year ended December 31, 2000, and $36,417 and $23,352, respectively, for the year ended December 31, 1999. During the year ended December 31, 2000, the Company also wrote down $1,080,00 and $780,000 of the value of its customer list and excess cost over fair value of net assets, respectively, related to its Internet operations of Neocom Microspecialists, Inc. The total impairment loss of $1,860,000 resulted from the decrease in value of a subscriber due to competition and other sources available to customers to access the Internet.

     Deferred Revenue
     ----------------
     Deferred revenue represents collections from customers in advance for services not yet performed and are recognized as revenue in the month service is provided.

                      SITESTAR CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES, continued

     Revenue Recognition
     -------------------
     The Company recognizes revenue related to software licenses and software maintenance in compliance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position No. 97-2, "Software Revenue Recognition." Product revenue is recognized when the Company delivers the product to the customer and the Company believes that collectibility is probable. The Company usually has agreements with itscustomers to deliver the requested product for a fixed price. Any insignificant post-contract support obligations are accrued for at the time of the sale. Post-contract customer support ("PCS") that is bundled with an initial licensing fee and is for one year or less is recognized at the time of the initial licensing, if collectability of the resulting receivables is probable. The estimated cost to the Company to provide such services is minimal and historically, the enhancements offered during the PCS period have been minimal. The Company sells PCS under a separate agreement. The agreements are for one to two years with a fixed number of hours of service for each month of the contract. The contract stipulates a fixed monthly payment, nonrefundable, due each month and any service hours incurred above the contractual amount is bill as incurred. Revenue is recognized under these agreements ratably over the term of the agreement. Revenue for services rendered in excess of the fixed monthly hours contained in the contracts are recognized as revenue as incurred.

     The Company sells ISP services under annual and monthly contracts. Under the annual contracts, the subscriber pays a one-time fee, which is recognized as revenue ratably over the life of the contract. Under the monthly contracts, the subscriber is billed monthly and revenue is recognized ratably over the month.

     Sales of computer hardware are recognized as revenue upon delivery and acceptance of the product by the customer. Sales are adjusted for any future returns or allowances.

     Advertising and Marketing Costs
     -------------------------------
     The Company expenses costs of advertising and marketing as they are incurred. Advertising and marketing expense for the years ended December 31, 2000 and 1999 was approximately $19,800 and $11,000, respectively.

                      SITESTAR CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES, continued

     Income Taxes
     ------------
     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.
     Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     Loss Per Share
     --------------
     In accordance with SFAS No. 128, "Earnings Per Share", the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. The Company has no potentially dilutive securities.

     Investment
     ----------
     In December 1999, the Company purchased a 9% equity interest in Qliq-on Corporation for 160,000 shares of the Company's common stock valued at $160,000. This investment is being accounted for using the cost method. In September 2000, the Company purchased a 4.74% interest in a limited liability company for $50,000. This investment is being accounted for using the equity method.

     Comprehensive Income
     --------------------
     SFAS No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in the financial statements. As of December 31, 2000 and 1999, the Company has no items that represent other comprehensive income and, therefore, has not included a schedule of comprehensive income in the consolidated financial statements.

                      SITESTAR CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES, continued

     Recently Issued Accounting Pronouncements
     -----------------------------------------
     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 requires the Company to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. It further provides criteria for derivative instruments to be designated as fair value, cash flow and foreign currency hedges and establishes respective accounting standards for reporting changes in the fair value of the derivative instruments. Upon adoption, the Company will be required to adjust hedging instruments to fair value in the balance sheet and recognize the offsetting gains or losses as adjustments to be reported in net income or other comprehensive income, as appropriate. The Company is evaluating its expected adoption date and currently expects to comply with the requirements of SFAS 133 in fiscal year 2001. The Company does not expect the adoption will be material to the Company's financial position or results of operations since the Company does not believe it participates in such activities.

     In June  1999,  the FASB  issued  SFAS No.  136,  "Transfer  of Assets to a
     Not-for-Profit Organization or Charitable Trust that Raises or Holds Contributions for Others" and SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities." These statements are not applicable to the Company.

     In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." The Company does not expect the adoption of SFAS No. 138 to have a material impact, if any, on its financial position or results of operations.

     In June 2000, the FASB issued SFAS No. 139, "Rescission of FASB Statement No. 53 and amendments to FASB Statements No. 63, 89, and 121." The Company does not expect the adoption of SFAS No. 138 to have a material impact, if any, on its financial position or results of operations.

     In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement is not applicable to the Company.

                      SITESTAR CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES, continued

     Recently Issued Accounting Pronouncements, continued
     -----------------------------------------

     In January 2001, the FASB Emerging Issues Task Force issued EITF 00-27 effective for convertible debt instruments issued after November 16, 2000. This pronouncement requires the use of the intrinsic value method for recognition of the detachable and imbedded equity features included with indebtedness, and requires amortization of the amount associated with the convertibility feature over the life of the debt instrument rather than the period for which the instrument first became convertible. Inasmuch as all debt instruments were entered into prior to November 16, 2000 and all of the debt discount relating to the beneficial conversion feature was previously recognized and expensed in accordance with EITF 98-5, there is no impact on these financial statements. This EITF 00-27 could impact future financial statements, should the Company enter into such agreements.


NOTE 2 - ACQUISITIONS

     Sitestar, Inc.
     --------------
     On July 27, 1999, a group of stockholders acquired 100% of the outstanding common stock of Sitestar, Inc., a Delaware corporation, in exchange for 3,491,428 shares of their issued and outstanding shares of the Company's common stock. Simultaneously, they contributed Sitestar Inc.'s net assets to the Company with the fair market value of the net assets acquired credited to additional paid-in capital on behalf of the stockholders who purchased Sitestar, Inc. The fair market value of the acquisition was determined by the net assets acquired. The Company did not record any goodwill since the Company was essentially a non-operating shell holding company at this time as a result of the approval to sell HAIS on July 15, 1999. In January 2000, certain assets and liabilities of this company were sold (see Note 3).

     The transaction was accounted for in a manner similar to a pooling of interest. The assets acquired and liabilities assumed is summarized as follows:

                  Cash                                      $         14,063
                  Equipment, net                                      95,579
                  Other assets                                         8,048
                  Current liabilities                                (13,118)
                  Capital lease obligations                          (12,908)
                                                            ----------------

                  Purchase price                            $         91,664
                                                            =================

                      SITESTAR CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

NOTE 2 - ACQUISITIONS, continued

     Neocom Microspecialists, Inc.
     -----------------------------
     On December 15, 1999, the Company completed the acquisition of Neocom Microspecialists, Inc., a Virginia corporation ("Neocom") in exchange for 6,782,353 shares of the Company's common stock for 100% of the outstanding shares of Neocom. Effective upon the closing of the acquisition, the Company issued 4,782,353 shares of its common stock. In addition, the Company is required to issue an additional 2,000,000 shares of its common stock on the second anniversary of the acquisition date. The shares are held back for any potential unrecorded liabilities. Of the 4,782,353 shares issued for Neocom, 900,000 shares were issued in exchange for certain liabilities amounting to approximately $900,000 that the majority of Neocom's selling shareholders had agreed to assume based on a debt assumption agreement. During 2000, the Company and the selling stockholders amended the original purchase agreement whereby the Company agreed assumed the approximately $900,000 of notes payable in exchange for the 900,000 share the Company's common stock.

     The transaction was accounted for by the purchase method of accounting; accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair value of tangible net assets acquired was first be attributed to the customer list, which is being amortized over its three-year life, and then to excess of cost over fair value of net assets acquired which will be amortized over five years. The customer list has been determined by multiplying the current market value per customer times the number of customer purchased at the time of the acquisition.

     The fair value of assets acquired and liabilities assumed is summarized as follows:

           Cash                                                  $      12,963
           Other current assets                                        146,719
           Equipment, net                                              360,096
           Customer list                                             2,622,000
           Excess cost over fair value of net assets acquired        2,862,307
           Other assets                                                 31,614
           Current liabilities                                        (315,705)
           Notes payable                                              (854,407)
           Capital lease obligations                                   (83,234)
                                                                  ------------
           Purchase price                                        $   4,782,353
                                                                   ===========

                      SITESTAR CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

NOTE 2 - ACQUISITIONS, continued

     Lynchburg.net
     -------------
     On November 22, 2000, the Company acquired FRE Enterprises, Inc. and FRE Communications, Inc., both Virginia corporations (collectively doing business as "Lynchburg.net") in exchange for 16,583,980 shares of our common stock for 100% of the outstanding shares of Lynchburg.net. Effective upon the closing of the acquisition, the Company issued 12,437,985 shares of common stock and has reserved 4,145,995 shares of common stock that the Company has agreed to issue on the third anniversary of the acquisition based on certain contingencies. The certain contingencies are related to potential unrecorded and unknown liabilities. The Company used the market price of its common stock at the acquisition date to determine the acquisition price of $2,487,597.

     The transaction was accounted for by the purchase method of accounting; accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair value of tangible net assets acquired was first attributed to the customer list, which is amortized over its three-year life, and then to excess of cost over fair value of net assets acquired which is amortized over five years. The customer list has been determined by multiplying the current market value per customer times the number of customer purchased at the time of the acquisition.

     The fair value of assets acquired and liabilities assumed is summarized as follows:

          Cash                                                 $     253,385
          Other current assets                                       147,561
          Equipment, net                                              98,710
          Customer list                                              595,000
          Excess cost over fair value of net assets acquired       1,703,741
          Current liabilities                                       (310,800)
                                                               -------------

          Purchase price                                       $   2,487,597
                                                               =============

                      SITESTAR CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

NOTE 2 - ACQUISITIONS, continued

     Lynchburg.net, continued
     -------------

     The following table presents the unaudited pro forma condensed statement of operations for the year ended December 31, 2000 and 1999 and reflects the results of operations of the Company as if the acquisitions of Sitestar, Inc., Neocom Microspecialists, Inc. and Lynchburg.net had been effective January 1, 1999. The pro forma amounts are not necessarily indicative of the combined results of operations had the acquisition been effective as of that date, or of the anticipated results of operations, due to cost reductions and operating efficiencies that are expected as a result of the acquisition.

                                                     2000           1999
                                                 ------------   ------------
           Net sales                             $  3,282,979   $  3,832,217
           Gross profit                          $  1,971,779   $  1,693,976
           Selling, general, and
             administrative expenses             $  7,172,069   $  6,629,971
           Net loss                              $ (5,649,708)  $ (5,296,335)
           Basic loss per share                  $      (0.16)  $      (0.15)


NOTE 3 - SALE OF ASSETS

     On September 30, 1999, the Company sold all of the assets related to the Company's international food distribution business, also known as Holland American International Specialties ("HAIS"). The acquirer of the assets is a partnership with the partners being a group of stockholders of the Company. Given that the sale was not an arms-length transaction, the Company had the business valued by an independent appraiser to determine the fair value purchase price. The sales price was $900,000, which is to be paid as follows: 1) $200,000 is to be offset against the Company's liability to the a stockholder, 2) $654,000 for the buyer's assumption of all trade, short-term and long-term liabilities, and 3) the remaining $46,000 in the form of a note payable to the Company in three annual installments of $15,333 each plus accrued interest at 8% per annum. The Company was required to defer the gain on this sale until such time as the purchasers are able to refinance the debt of HAIS. During the 2nd quarter of 2000 the purchasers were able to refinance the debt and the Company has recognized a $314,515 gain on the sale of HAIS.

                      SITESTAR CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

NOTE 3 - SALE OF ASSETS, continued

     On January 8, 1999, the Company acquired for $200,000 a 9% equity interest in Sierra Madre Foods, Inc. ("SMF") formerly known as Queen International Foods ("QIF") a manufacture and wholesaler of frozen Mexican food products such as frozen burritos and chimichangas. The Company acquired its 9% interest from QIF bankruptcy proceedings along with the Debtor-in-Possession as its joint venture partners.

     On September 30, 1999, the Company sold its 9% interest in SMF for an amount equal to the Company's investment of $200,000. The purchaser of the assets is a partnership with the partners being a group of stockholders of the Company. Given that the sale was not an arms-length transaction, the Company had the business valued by an independent appraiser to determine the fair value purchase price. The sales price of $200,000 is to be paid as follows: 1) $160,000 for the buyer's assumption of debt related to the investment, and 2) the remaining $40,000 in the form of a note payable to the Company in three annual installments of $13,333 each plus accrued interest at 8% per annum.

     In January 2000, the Company sold certain assets and liabilities of Sitestar, Inc. for $34,703 in cash plus a note receivable in the amount of $10,000. The Company recognized a gain on sale of these certain assets of $49,316. The Company retained the "Sitestar" trademark and "Sitestar.com" URL.

NOTE 4 - PROPERTY AND EQUIPMENT

     The cost of property and equipment at December 31, 2000 consisted of the following:


         Land                                                 $     10,000
         Building                                                  213,366
         Computer equipment                                        341,996
         Furniture and fixtures                                     54,473
                                                              ------------
                                                                   619,835
         Less accumulated depreciation                            (111,826)
                                                              ------------
                                                              $    508,009
                                                              ============

     Depreciation expense was $94,084 and $59,006 for the years ended December 31, 2000 and 1999, respectively.

                      SITESTAR CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

NOTE 5 - NOTE RECEIVABLE - STOCKHOLDER

     In 1997, the Company purchased for $2,800 the trade name "Wrap-It Up" and operated the business through April 1998. In April 1998, the Company sold the business to a stockholder of the Company for $71,657, which was equal to the amount of the Company's investment (which was the cost of inventories used in the operations) at the time of sale. The sales price was consummated by the stockholder's issuance, to the Company, of a promissory note for the full sales price. The note receivable is due on demand, and secured by common stock of the Company, owned by the stockholder. During 1999, this note was reduced to $69,017 and in 2000, the note was repaid in connection with the sale of HAIS. The note receivable is presented as a reduction to stockholders' equity in the accompanying consolidated financial statements.

NOTE 6 - CONVERTIBLE DEBENTURES

     On May 11, 2000, the Company issued two convertible debentures aggregating $500,000. The debentures bear interest at 12% per annum and are due on May 1, 2001. The debentures are convertible into shares of the Company's common stock at a rate equal to the lowest of $.70 or 60% of the average of the three lowest closing bid prices for the Company's common stock during the 20 trading days immediately preceding the conversion date. In addition, the Company also issued three-year warrants to purchase an aggregate of 250,000 shares of common stock at an initial exercise price of $0.77 per share. Due to the preferential conversion feature of these debentures the Company has recognized a financing charge of $242,857 (which represents the value of additional shares issuable upon conversion at the $.70 conversion price verses the number of shares issuable upon conversion at the market value at the date of issuance). In addition, the warrants issued in connection with these debentures have been valued at $121,543 using the Black-Scholes model. Since these debentures were convertible on issuance the preferential conversion costs were expensed immediately and the value of the options is being recognized as financing costs over the term of the debentures.

     On August 14, 2000, the Company issued another two convertible debenture aggregating $500,000 to the holders of the above-mentioned debentures for the same terms described above, except for the due date of August 14, 2001. In connections with these debentures the Company has recognized a financing charge in connection with the preferential conversion feature of $333,333 and valued the 250,000 warrants issued in connection with these debentures at $13,332 using the Black-Scholes model. Since these debentures were convertible on issuance the preferential conversion costs were expensed immediately and the value of the options is being recognized as financing costs over the term of the debentures.

     During the year ended December, 31, 2000, the holder of the debentures converted $243,500 in principal and $36,533 of accrued interest into 2,342,924 and 652,363, respectively, shares of the Company's common stock.

                      SITESTAR CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


NOTE 7 - NOTES PAYABLE

     Notes payable at December 31, 2000 consist of the following:

         13.0% - Bank note payable in monthly interest and principal payments of $1,784 and balance  due  December  2002.  The
         note is guaranteed  by a stockholder of the Company  and
         secured by a deed of trust against personal  residencies
         of three stockholders and the Company's building. Also,
         the bank has a blanket lien against all other current
         and future assets of Neocom.                                 $  138,040

         Prime plus 1.5% - Bank note payable in monthly  interest
         and  principal payments of $6,400 and balance due September
         2003. The note is secured by a deed of trust against personal residencies of three stockholders and the Company's building.
         Also, the bank has a blanket lien against all other current
         and future assets of Neocom.                                    338,780
                                                                       ---------
         Total                                                           476,820

         Less current portion                                             49,124
                                                                      ----------
         Long-term portion                                            $  427,696
                                                                      ==========

     The future principal maturities of these notes are as follows:

           Year ending December 31,
                2001                                                  $   49,124
                2002                                                     183,008
                2003                                                     244,688
                                                                      ----------
                Total                                                 $  476,820
                                                                      ==========

                      SITESTAR CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


NOTE 8 - COMMITMENTS AND CONTINGENCIES

     The Company leases certain facilities for its corporate offices and retail store under non-cancelable operating leases. Total rent expense for the year ended December 31, 2000 and 1999 was $35,253 and $23,119, respectively. The Company also leases certain equipment under capital lease obligations. Future minimum lease payments under non-cancelable capital and operating leases with initial or remaining terms of one year or more are as follows:

                                                     Capital       Operating
                                                    Leases          Leases
                                                 -------------   -------------
          Year ending December 31,
          2001                                   $      36,922   $      12,684
          2002                                          23,270               -
          2003                                           3,112               -
                                                 -------------   -------------


          Net Minimum Lease Payments                    63,304   $      12,684
                                                                 =============

          Less: Amounts Representing Interest          11,653
                                                 ------------
          Present Value of Net Minimum
            Lease Payments                             51,651
          Less: Current Portion                        27,809
                                                 ------------
          Long-Term Portion                      $     23,842
                                                 ============

     Included in property and equipment is capitalized lease equipment of $152,122 with accumulated amortization of $52,112 at December 31, 2000.

     Litigation
     ----------
     The Company is involved in certain legal proceedings and claims that arise in the normal course of business. Management does not believe that the outcome of these matters will have a material adverse effect on the Company's financial position or results of operations.

                      SITESTAR CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

NOTE 8 - COMMITMENTS AND CONTINGENCIES, continued

     Neocom Acquisition
     ------------------

     In connection with the Neocom acquisition, the Company is required to issue an additional 2,000,000 shares of its common stock on the second anniversary of the acquisition date, if no unforeseen contingencies arise. The purchase price will be adjusted, when and if, any of the 2,000,000 shares are issued.

     Lynchburg.net Acquisition
     -------------------------

     In connection with the Lynchburg.net acquisition, the Company is required to issue an additional 4,145,995 shares of its common stock on the third anniversary of the acquisition date, if no unforeseen contingencies arise. The purchase price will be adjusted, when and if, any of the 4,145,995 shares are issued.

NOTE 9 - STOCKHOLDERS' EQUITY

     Classes of Shares
     -----------------
     On July 6, 1999, the Company's Articles of Incorporation authorize the issues of up to 85,000,000 shares, consisting of 10,000,000 shares of Preferred Stock, which have a par value of $0.001 per share and 75,000,000 shares of common stock, which have a par value of $0.001.

     Preferred Stock
     ---------------
     Preferred Stock, any series, shall have the powers, preferences, rights, qualifications, limitations and restrictions as fixed by the Company's Board of Directors in its sole discretion. As of December 31, 2000, the Company's Board of Directors has not issued any Preferred Stock.

     Common Stock Splits
     -------------------
     On July 6, 1999, the Company's Board of Directors approved a 3-to-1 stock split increasing the number of shares outstanding from 6,200,012 to 18,600,036. All applicable share and per share data presented have been adjusted for the stock splits.

     Common Stock
     ------------
     In August 1999, three principal stockholders of the Company transferred 1,926,170 shares of their issued and outstanding Company common stock to a Company employee for compensation. The Company has recorded the transaction as compensation expense and additional paid-in capital at the fair market value of the Company's common stock on the date of the transfer which was approximately $2,000,000.

                      SITESTAR CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

NOTE 10 - STOCKHOLDERS' EQUITY, continued

     Common Stock, continued
     -----------------------
     On December 15, 1999, the Company issued 4,782,353 shares of its common stock in connection with the acquisition of Neocom valued at $4,782,353, which was the fair market value of the Company's common stock at the date of acquisition times the number of shares issued.

     On December 27, 1999, the Company issued 160,000 shares of its common stock for a 9% investment in Qliq-on Corporation valued at $160,000, which was the fair market value of the Company's common stock on the transaction date times the number of shares issued.

     During 1999, the Company sold 53,362 shares of common stock to an investor for $50,000 and received $110,275 as a capital contribution from existing stockholders. Also during 1999, the Company issued 564,075 shares of common stock for services valued at $549,242. The issuance of these shares was valued at the fair market value of the Company's common stock at the date shares were issued.

     On January 18, 2000 the Company canceled 900,000 shares of common stock issued in connection with the acquisition of Neocom valued at $900,000. These shares were canceled because the Company and the Neocom stockholders amended the original purchase agreement whereby the Company agreed to assume approximately $900,000 of notes payable that was originally to be assumed by the Neocom stockholders in exchange for the 900,000 shares of the Company's common stock originally issued to the Neocom shareholders who were to assume this debt.

     During the year ended December 31, 2000 the Company issued 10,049,400 shares of common stock for professional services valued at $768,588, which was the fair market value (discounted for tradability restrictions) of the share issue based on the closing price of the Company's common stock on the date of issuance, and issued 7,477,685 shares of common stock in exchange for $605,559 in debt and liabilities and $39,931 for interest expense of which 955,804 shares were for the conversion of $77,559 of advances due to an officer of the Company.

     On November 22, 2000, the Company issued 12,437,985 shares of common stock for the acquisition of FRE Enterprises, Inc. at $2,487,597.

     On December 27, 2000 the Company issued 8,950,742 shares of common stock for executive salaries of $445,836, which was the fair market value (discounted for tradability restrictions) of the share issue based on the closing price of the Company's common stock on the date of issuance.

                      SITESTAR CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

NOTE 10 - INCOME TAXES

     The reconciliation of the effective income tax rate to the federal statutory rate as of December 31, 2000 and 1999 is as follows:

                                                    2000              1999
                                             ---------------     -------------
         Federal income tax rate                      34.0%             34.0%
         Effect of net operating loss                (34.0)%           (34.0)%
                                             ---------------     -------------
         Effective income tax rate                     0.0%              0.0%
                                             ==============      ============

     Deferred tax assets and liabilities reflect the net effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2000 are as follows:

         Loss carry forwards                                  $   3,348,000
         Less valuation allowance                                (3,348,000)
                                                              -------------
                                                              $           -
                                                              =============

     At December 31, 2000, the Company has provided a valuation allowance for the deferred tax asset since management has not been able to determine that the realization of that asset is more likely than not. The net change in the valuation allowance for the years ended December 31, 2000 and 1999, was an increase of $2,040,000 and $1,145,000, respectively. Net operating loss carry forwards of approximately $9,000,000 expire starting in 2012.

NOTE 11 - RELATED PARTY TRANSACTIONS

     Stockholder Advances
     --------------------
     A majority stockholder of the Company has advanced $227,609 for operating funds. An officer of Sitestar, Inc. advanced the Company $47,150 for operating funds. The advances are non-interest bearing and due on demand.

     Note Payable - Stockholder
     --------------------------
     As part of the acquisition of Neocom, the Company assumed six notes payable to the former owners, who are current stockholders of the Company, in the amount of $307,388. During 2000, two notes representing $100,000 plus accrued interest of $13,398 were converted into 107,844 share of the Company's common stock. The remaining four notes bear interest ranging from 8.13% to 10.0%. Principal payments on the notes in 2001, 2002, 2003 and 2004 are $136,874, $19,764, $19,764 and $11,780, respectively.

                      SITESTAR CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

NOTE 11 - RELATED PARTY TRANSACTIONS, continued

     Leases
     ------
     The Company leases its office building in Lynchburg, Virginia from a stockholder of the Company on a month-to-month basis. For the year ended
     December 31, 2000, the Company paid this stockholder $7,700 for rent on this office building.

NOTE 12 - SEGMENT INFORMATION

     The Company has four business units that have separate management and reporting infrastructures that offer different products and services. The business units have been aggregated into four reportable segments:
     Corporate, Internet, Development and Retail. The Corporate group is the holding company and oversees the operating of the other business units. The Corporate group also arranges financing for the entire organization. The Internet group provides Internet access to customers in the Martinsville and Lynchburg, Virginia areas. The Development group provides customer software programming to companies, principally in the manufacturing industries. The Retail group operates a retail computer store in Lynchburg, Virginia as well as providing computer training to customers.

     The Company  evaluates the  performance of its operating  segments based on
     income  from   operations,   before  income  taxes,   accounting   changes,
     non-recurring items, and interest income and expense.

     Summarized  financial  information   concerning  the  Company's  reportable
     segments is shown in the following table for the years ended December 31, 2000 and 1999:

                                December 31, 2000
                              -------------------------------------------------------------------
                               Corporate      Internet     Development    Retail     Consolidated
                             -----------    ------------  ------------   ---------  -------------
      Revenue                $         -    $  1,603,204  $    225,836   $ 105,597  $   1,934,637
      Operating loss         $(1,635,933)   $ (3,077,180) $    (79,443)  $    (654) $  (4,793,210)
      Depreciation and
        amortization         $     3,303    $  1,607,489  $      6,994   $     590  $   1,618,376
      Interest expense       $   766,340    $     91,618  $          -   $     (39) $     857,919
      Identifiable assets    $   983,886    $  4,139,412  $     32,880   $ 278,815  $   5,434,993

                      SITESTAR CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


NOTE 12 - SEGMENT INFORMATION, continued

                                December 31, 1999
                             --------------------------------------------------------------------
                               Corporate        Internet   Development      Retail   Consolidated
                             -----------    ------------  ------------   ---------  -------------
      Revenue                $         -    $    203,138  $     20,611   $       -  $     223,749
      Operating loss         $(3,119,895)   $   (219,310) $    (18,805)  $       -  $  (3,358,010)
      Depreciation and
        amortization         $    42,685    $     75,507  $        583   $       -  $     118,775
      Interest expense       $         -    $     13,679  $          -   $       -  $      13,679
      Identifiable assets    $   853,625    $  5,990,952  $     44,156   $       -  $   6,888,733

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only when it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                            ------------------------

                                TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.........................................................  3
Selected Consolidated Financial Data.......................................  5
Risk Factors...............................................................  7
Forward-Looking Statements................................................. 23
Use of Proceeds............................................................ 23
Price Range of Our Common Stock............................................ 23
Dividend Policy............................................................ 24
Capitalization............................................................. 25
Plan of Distribution....................................................... 25
Management's Discussion and Analysis of Financial Condition and
  Results of Operations.................................................... 27
Business................................................................... 32
Management................................................................. 57
Principal and Selling Security Holders..................................... 59
Description of Convertible Debentures...................................... 63
Certain Relationships and Related Transactions............................. 65
Description of Capital Stock............................................... 66
Transfer Agent and Registrar............................................... 67
Legal Matters.............................................................. 67
Experts.................................................................... 67
Where You Can Find More Information........................................ 68
Index to Financial Statements.............................................. 69

                            ------------------------



                                14,850,000 Shares





                              SITESTAR CORPORATION




                                  COMMON STOCK



                                -----------------
                                   PROSPECTUS
                                -----------------



                                   May 7, 2001



                            ------------------------